GPT
The GPT Group

GPT RE Limited
ABN 27 107 426 504
as Responsible Entity of
General Property Trust
AFSL 286511

Level 52
MLC Centre
19 Martin Place
Sydney NSW 2000
Australia

T: +61 2 8239 3555
F: +61 2 9225 9318
E: gpt@gpt.com.au
www.gpt.com.au

Company - GPT RE Limited
File No 34819





06015904

31 July 2006


SEC MAIL PROCESSING
RECEIVED
AUG 9 2006
WASH. D.C.
160
SECTION

Attention: Filing Clerk

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100F Street, N.E.
Washington, D.C.20549
U.S.A.

Dear Sir

SUPPL

Re: Company: GPT RE Limited File No. 34819

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following document is submitted in respect of the above registration:

Date	Documents
07/07/2006	Appendix 3B & Term Sheet
07/07/2006	Deed of Terms & Conditions
07/07/2006	Supplemental Information Memorandum
07/07/2006	Information Memorandum
03/07/2006	Development at 818 Bourke Street Docklands
29/06/2006	Change of Director's Interest Notice
13/06/2006	Change of Director's Interest Notice x 4
08/06/2006	Appendix 3B

PROCESSED
AUG 14 2006
THOMSON
FINANCIAL

Yours sincerely,



GPT RE Limited
James Coyne
Legal Counsel and Company Secretary



Ltr to SecuritiesandExchangeCommission310706.doc

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

GPT RE Limited as responsible entity of General Property Trust

ABN

27 107 426 504

We (the entity) give ASX the following information.


SEC MAIL PROCESSING
RECEIVED
AUG 9 2006
WASH, D.C.
160
SECTION

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Senior, Unsubordinated, Unsecured Fixed Rate Medium Term Notes (MTNs).
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3250
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Denominations: $100,000 (subject to a minimum consideration of $500,000) Coupon: 6.00% p.a. Coupon frequency: Semi annually in arrears. Maturity Date: 30 March 2009 Please refer to the Term Sheet dated 20 March 2006, the Information Memorandum dated 22 February 2002 and the Supplemental Information Memorandum dated 5 November 2003.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$100,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The net proceeds from the sale of the MTNs will be used in its ordinary operations.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	N/A

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
3250	Senior, Unsubordinated, Unsecured Fixed Rate Notes due 30 March 2009
3750	Senior, Unsubordinated, Unsecured Floating Rate Notes due 30 March 2009
2,041,530,506	Stapled Securities

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	N/A	N/A

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A

+ See chapter 19 for defined terms.

21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 5/7/06
(Director/Company secretary)

Print name: James Anthony Coyne

== == == == ==

+ See chapter 19 for defined terms.

Terms Sheet

(definitions of "MTN" and "Terms Sheet" and clauses 2.2 and 3.7)

29 March 2006

To: Commonwealth Bank of Australia (ABN 48 123 123 124)
Level 4
120 Pitt St
Sydney NSW 2000

GPT RE LIMITED ABN 27 107 426 504 as responsible entity of the General Property Trust - **MTN PROGRAMME**

We hereby confirm the following agreement for the issue to us of MTNs, each having the terms and conditions set out below, and otherwise in accordance with the terms and conditions of the Deed of Terms and Conditions dated 26 February 1999 made by Perpetual Trustee Company Limited (in its then capacity as trustee of the Trust), GPT Management Limited (in its then capacity as manager of the Trust), Computershare Investor Services Pty Limited (formerly Computershare Registry Services Pty Limited) as the Registrar and Commonwealth Bank of Australia as the Manager, as amended by the Amending Deed dated 22 February 2002 between GPT Management Limited, Commonwealth Bank of Australia, Computershare Investor Services Pty Limited and each of the Dealers set out in Schedule 4 of the deed and the Amending Deed dated 5 November 2003 between GPT Management Limited, Commonwealth Bank of Australia and each of the Dealers set out in Schedule 2 of the deed, in which the terms and conditions of the MTNs and the STNs are set out. Terms not defined herein have the meanings given to them in the Deed of Terms and Conditions.

Overall MTN Details

Issuer: GPT RE Limited
as responsible entity of General Property Trust

Principal Amount (face amount) on the Issue Date of each MTN: ______ $100,000 (subject to a minimum consideration of $500,000)

Number of MTNs to be issued: ______ 3250

Type of MTNs:
- ☐ Amortised Notes
- ✓ Fixed Rate Notes
- ☐ Floating Rate Notes
- ☐ Indexed Notes
- ☐ Structured Notes
- ☐ Zero Coupon Notes
- ☐ Other (specify) ______

Maturity Date: ______ 30 March 2009

Issued at:
- ☐ Par
- ✓ Discount
- ☐ Premium

Settlement Price: ______ 99.649

In the event the Tenor of the MTN consists of a number of days which is not evenly divisible by the number of whole months in the Interest Period, the Settlement Price of the MTN will take into account the interest owed for days not in

the Tenor of the MTN (in the event the number of months is rounded up) or interest not owed for days in the Tenor of the MTN (in the event the number of months is rounded down).

Issue Date: ______________________ 30 March 2006

Interest Calculation and Payment, Repayment

(a) **Amortised Notes** (Give details, including Redemption Amounts and Redemption Dates) **N/A**

____

____

(b) **Fixed Rate Notes**

Fixed Interest Rate(s): ______________________ 6.00 per cent per annum

Interest Payment Dates: Each 30 September and 30 March, beginning 30 September 2006, up to and including the Maturity Date

Redemption Amount: ______________________ Principal Amount

(c) **Floating Rate Notes** **N/A**

Floating Rate Basis: ☐ Bank Bill Rate ☐ Other (specify and detail source and procedures if not available)

Margin(s) to Floating Rate Basis:

Interest Payment Dates: ______________________

Redemption Amount: ______________________

(d) **Indexed Notes** **N/A**

Index: ______________________

(Specify method of calculation of Variable Indexed Amount: ______________________

Details to include:

- Source for index ______________________
- Person responsible for calculations ______________________
- Provision for calculation on early redemption, where reference to Index or formula is impossible or impracticable etc) ______________________

Base Index Figure: ______________________

Interest Payment Dates: ______

[Redemption Amount]: ______

(e) **Structured Notes** N/A

Describe characteristics ______

(Give details including, as required, source, calculation arrangements, alternatives etc)

(f) **Zero Coupon Notes** N/A

Redemption Price ______

Amortisation Rate for Early Redemption ______

(g) **Other Options** N/A

(Give details) ______

Other Issue Details

Special Issuance Instructions: ______ N/A

Other Special Conditions including, as appropriate:

Events Affecting Maturity ______ N/A

Call Option (early redemption at the option of the Issuer) (give details): ______ N/A

Put Option (early redemption: at the option of the Noteholders) (give details): ______ N/A

Maturity Extension Option (option of the Noteholder to extend maturity, at the offer of the Issuer) (give details): ______ N/A ______ N/A

Other: ______ See the Annexure to this Terms Sheet for details of a covenant ("Negative Pledge")

Name of Dealers:	Commonwealth Bank of Australia ABN 48 123 123 124	National Australia Bank Limited ABN 12 004 044 937
Settlement Details:	Austraclear CBAA25	Austraclear NABL34

By:



29/3/06

Commonwealth Bank of Australia — Date



29/3/06

National Australia Bank Limited — Date

The above details are confirmed by the Issuer, in respect of:

ISSUE NUMBER: GPTC05

ISIN NUMBER: AU 300GPTC0 5

COMMON CODE: 024922456





Authorised Officers of GPT RE Limited
as responsible entity of the General Property Trust — Date

Annexure to Termsheet dated 29 March 2006

Special Condition 1.1 is added as follows:

1.1 Negative pledge

(a) The Issuer. shall not (and the Issuer shall ensure that no member of the Group will) create or permit to subsist any Security over any of its assets, provided any Security securing Financial Indebtedness of the Joint Venture will not be prohibited if it is entered into on a non recourse basis to the Trust.

(b) Without limiting paragraph (a), the Issuer shall not (and the Issuer shall ensure that no member of the Group will):

(i) sell, transfer or otherwise dispose of any of its assets on terms whereby they are or may be leased to or re-acquired by the Issuer or any wholly owned sub-trust of the Trust or its Affiliate;

(ii) sell, transfer or otherwise dispose of any of its receivables on recourse terms;

(iii) enter any title retention arrangement;

(iv) enter into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts or not repayable in certain circumstances; or

(v) enter into any other preferential arrangement having a similar effect,

in the case of paragraphs (iii) and (iv) in circumstances where the arrangement or transaction is entered into primarily as a method of raising or securing Financial Indebtedness or of financing the acquisition of an asset.

(c) Paragraphs (a) and (b) above do not apply to:

(i) a Security granted by, entered into or given by the Issuer:

(A) as responsible entity or the trustee of a trust other than the Trust in respect of the assets other than assets of the Trust; or

(B) in its personal capacity in respect of assets other than the assets of the Trust;

(ii) the Issuer's lien in respect of the assets of the Trust in relation to its right of indemnity for liabilities of the Issuer;

(iii) a Security over an asset acquired by the Trust after the date of this document being a Security which is in existence at the time the asset is acquired (and which was not created in contemplation of the asset being acquired);

(iv) a Security granted by the Issuer:

(A) in replacement of an existing Security granted by the Issuer so long as the existing Security was granted in compliance with this document and so long as the replacement Security is limited to substantially the same assets as the existing Security that it is replacing; or

(B) in accordance with an obligation to grant such Security where the obligation to do so is entered into prior to the date of this document, and where details of the obligation to provide the Security have been provided to the Dealers prior to the date of this document;

(v) a Security over an asset of the Trust which:

(A) is created by operation of law and which arises in the ordinary course of business where there is no default with respect to the obligations secured by the Security or those obligations are being, or within a reasonable time after the judgment will be, appealed or otherwise contested in good faith or paid in full, including without limitation:

(I) a Security in favour of a Governmental Agency for unpaid rates and/or taxes;

(II) a possessory lien for the unpaid balance of moneys owing for work, repairs, warehousing, storage, delivery or other services;

(B) arises in respect of a judgment where the judgment is being, or will within a reasonable time after the judgment be, appealed or otherwise contested in good faith or paid in full;

(C) consists of an easement, right of way, encroachment, reservation, restriction or condition on any real property interest where such Security does not materially interfere with or impair the operation or use of the property affected;

(D) consists of minor defects or irregularities in the title to any real property interest which does not materially interfere with or impair the operation of use of such property;

(vi) a Security:

(A) which arises in respect of an asset acquired by the Trust in the ordinary course of business in favour of the seller by operation of law or by virtue of the retention or reservation of title over, that asset in favour of the seller until payment of the purchase price for that asset; or

(B) given over an asset acquired by the Trust in the ordinary course of business for a period not exceeding 180 days to secure the purchase price of, or financial accommodation obtained for the purchase of, that asset;

(vii) a Security over an asset of the Trust which is subject to a sale and leaseback, hire purchase or other similar transaction to secure the obligations of the Trust under that transaction;

(viii) a Security created over an asset of the Trust which secures all or part of the acquisition cost or development cost, or both of that asset;

(ix) a Security created by the Trust over its interest in a joint venture to secure:

(A) its obligations under the joint venture to any other party to the joint venture;

(B) its obligations, or the obligations of the joint venture, or the obligations of any entity formed for the purpose of the joint venture, under any agreement relating to financial accommodation for the purposes of the joint venture; or

(C) its obligations, or the obligations of the joint venture, or the obligations of any entity formed for the purpose of the joint venture, under any other agreement relating to the joint venture;

(x) a Security created over an asset of the Trust or the relevant Group member where the aggregate indebtedness of the Issuer or the relevant Group member secured by that Security (and each other Security granted under this paragraph (x)) does not exceed 10% of Total Tangible Assets of the Trust;

(xi) a Security created over an asset of the Trust to secure the obligations of the Issuer under a securities lending arrangement or other similar arrangement where the Security is discharged within 90 days of its creation;

(xii) any arrangement involving the deposit of documents of title in relation to an asset of the Trust or any other Security created over an asset of the Trust which secures the obligations of the Issuer under the sale or deferred sale of that asset, or any put or call option over that asset; and

(xiii) any cash deposit or cash collateral made or provided by the Trust:

(A) to secure the performance of bids, tenders or contracts issued in the ordinary course of business (but not in connection with the borrowing or raising of money); or

(B) in relation to outstanding guarantees issued at the request of the Trust (but not exceeding the aggregate face value amount of those guarantees).

Affiliate means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company

Derivative Transaction means any agreement or transaction which is a derivative as defined in the Corporations Act, a Specified Transaction as defined in the 2002 ISDA Master Agreement or a Transaction as defined in the 1996 ISDA Equity Derivatives Definitions (both as published by the International Swaps and Derivatives Association, Inc.) or any other agreement or transaction of a similar nature or effect to any of the above.

Explanatory Memorandum means the explanatory memorandum of the Trust issued on 2 May 2005.

Financial Indebtedness means any indebtedness for or in respect of:

(a) moneys borrowed;

(b) any amount raised under any acceptance credit, bill acceptance or bill endorsement facility;

(c) any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(d) the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with generally accepted accounting principles, be treated as a finance or capital lease;

(e) receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(f) any redeemable shares where the holder has the right, or the right in certain conditions, to require redemption;

(g) any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing;

(h) consideration for the acquisition of assets or services payable more than 90 days after acquisition;

(i) any Derivative Transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any Derivative Transaction, only the marked to market value shall be taken into account);

(j) any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution; and

(k) the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (a) to (j) above.

Governmental Agency means any government or any governmental, semi-governmental or judicial entity or authority. It also includes any self-regulatory organisation established under statute or any stock exchange

Group means the Issuer, the Trust and the Trust's Subsidiaries, sub-trusts and other controlled entities other than European Real Estate Joint Venture Company S.a.r.l and its Subsidiaries and sub-trusts.

Holding Company means, in relation to a company or corporation, any other company or corporation in respect of which it is a Subsidiary.

Intangible Assets means all assets regarded as intangible under generally accepted accounting principles.

Security means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement, notice or arrangement having a similar effect

Subsidiary has the meaning given in the Corporations Act, but as if body corporate includes any entity. It also includes an entity required by current accounting practice to be included in the consolidated annual financial statements of that entity or would be required if that entity were a corporation.

Total Tangible Assets at any time means the consolidated total at that time of all assets which in accordance with generally accepted accounting principles would be included in the consolidated statement of financial position for the Trust at that time less consolidated Intangible Assets at that time

Trust means the General Property Trust ARSN 090 110 357 constituted under the Trust Constitution

Trust Constitution means the constitution for the General Property Trust dated 27 November 1970, as amended or varied from time to time.

Joint Venture means the JV established by GPT and Babcock and Brown to invest in property in the manner detailed in the Explanatory Memorandum

DEED OF TERMS AND CONDITIONS

THIS DEED POLL is made on 26 February 1999

BY

PERPETUAL TRUSTEE COMPANY LIMITED ACN 000 001 007 of Level 7, 39 Hunter Street, Sydney, New South Wales in its capacity as trustee of the Trust ("Issuer" and "Perpetual")

AND

GPT MANAGEMENT LIMITED ACN 000 335 473 of Level 14, Tower Building, Australia Square, Sydney, New South Wales in its capacity as manager of the Trust ("GPT" and "Trust Manager")

AND

COMPUTERSHARE REGISTRY SERVICES PTY LIMITED ACN 078 279 277 of Level 3, 60 Carrington Street, Sydney, New South Wales ("Registrar")

AND

COMMONWEALTH BANK OF AUSTRALIA ACN 123 123 124 of Level 3, 85 Harrington Street, Sydney, New South Wales ("Manager")

RECITALS

A. The Issuer intends to issue Notes into the Australian domestic financial markets from time to time in the form of inscribed stock up to a maximum aggregate Principal Amount of $1,000,000,000 (plus any Variable Indexed Amount).

B. The Registrar has agreed to maintain the Register in relation to the Notes.

C. The Manager has agreed to manage the Note programme.

D. The Issuer, the Registrar and the Manager wish to set out in this Deed the terms and conditions of the Notes and their respective obligations to the Noteholders.

THIS DEED POLL WITNESSES as follows:

1. DEFINITIONS, AUSTRACLEAR AND INTERPRETATION

1.1 Definitions

In this Deed the following terms have the following meanings, unless the subject or the context otherwise requires:

Amortisation Rate for Early Redemption	-	the accrued amortisation of the original discount of a Zero Coupon Note or an STN expressed in the Register as a rate per centum per annum;
Amortised Note	-	an MTN which is to be redeemed by instalments;
Applicable Reference Date	-	the date for determining the Variable Indexed Amount being: (a) 5 Index Business Days before the Maturity Date; (b) where an MTN is to be redeemed prior to its Maturity Date, 5 Index Business Days before the date of redemption; or (c) for the purpose of calculating the aggregate Principal Amount of Outstanding Notes from time to time, the date of calculation;
Application Form	-	an application form substantially in the form of Schedule 3;
Australian Dollars and $	-	the lawful currency for the time being of the Commonwealth of Australia;
Authorised Officer	-	(a) in respect of the Issuer, GPT or the Registrar, any director of the Issuer, GPT or the Registrar, as the case may be, and any person or any person holding any position, from time to time nominated as an Authorised Officer by the Issuer, GPT or the Registrar, as the case may be, by notice to the Arranger, the Manager, the Dealers and the Registrar, such notice to be accompanied by certified copies of the signatures of all new persons so appointed; and (b) in respect of any other party, any officer of that party whose title of office is or includes the word "Manager", "Executive" or "Director" (including any person acting in any such office);
Bank	-	a body corporate authorised under the Banking Act 1959 of the Commonwealth of Australia to carry on general banking business in Australia or any bank constituted under a law of a state or territory and authorised to carry on general banking business;
Bank Bill Rate	-	the average three month Australian bank bill swap reference mid-rate, as quoted on Reuters Screen BBSW

Page at or about 10.10 am (Sydney time) on the Issue Date (or such other date as may be agreed by the Issuer and the Manager) and on the first day of each subsequent Interest Period, rounded up to two decimal places if the third decimal place is 5 or greater and rounded down to two decimal places if the third decimal place is lower than 5. If Reuters Screen BBSW Page is no longer widely recognised as the main indicator of bank bill rates in Australia, or is not available due to technical faults, a replacement indicator will be adopted by the Issuer in consultation with the Manager which, as closely as practicable, replicates such bank bill rates;

Base Index Figure	-	in relation to an Indexed Note, the figure specified as such in the Register;
Business Day	-	a day (other than a Saturday, Sunday or public holiday) on which Banks are open for general banking business in Sydney and, if the Register is located in Canberra, Canberra;
Confirmation Notice	-	a confirmation notice relative to a proposed issue of STNs completed as appropriate, confirmed by the Issuer by execution on behalf of the Issuer and delivered to the Registrar, substantially in the form of Schedule 1;
Deed	-	this deed poll including the Schedules;
Electronic Source	-	an electronic financial markets information source, access to which is unrestricted to market participants and which is used by financial market participants for dealing in debentures;
Event of Default	-	any of the events specified in clause 12.3;
Fixed Rate Note	-	an MTN which bears interest at a fixed rate including, if relevant and without limitation, an Amortised Note, an Indexed Note and a Structured Note;
Floating Rate Basis	-	in relation to a Floating Rate Note, the basis on which interest is calculated in respect of that MTN, as specified in the Register and which will be, unless otherwise agreed by the Issuer and the person who is to be entered in the Register as the Noteholder for the purpose of issuing that Floating Rate Note, the Bank Bill Rate;
Floating Rate Note	-	an MTN which bears interest at a floating rate including, if relevant and without limitation, an Amortised Note, an Indexed Note and a Structured Note;

Government Body - any country, state or political subdivision or any government or central bank or any governmental, semi-governmental, international, judicial, administrative, municipal, local governmental statutory, fiscal, monetary or supervisory authority, body or entity;

Index - in relation to an Indexed Note, the index which applies to that MTN, as specified in the Register;

Index Business Days - in relation to an Index, a day on which banks are open for general banking business in the place where that Index is published;

Index Figure - the figure calculated by applying the Index to the facts relevant on the date the Variable Indexed Amount is calculated;

Indexed Note - an MTN which provides that:

(a) the amount to be repaid on the Maturity Date; or

(b) the Interest Amount to be paid on an Interest Payment Date,

is to be calculated by reference to an Index;

Insolvency Event - any of the following events:

(a) an order is made or an effective resolution is passed for the winding up of the Issuer except where such resolution or order is made for the purposes of reorganisation or reconstruction in respect of which Noteholders (by ordinary resolution) have given their prior consent;

(b) the Issuer is unable to pay its debts when they fall due (other than as a result of a failure to pay a debt or claim which is the subject of a good faith dispute);

(c) an order is made for the appointment of a liquidator or a provisional liquidator in respect of the Issuer;

(d) the Issuer enters into any arrangement or reconstruction with its creditors or gives notice (whether to its creditors or to the Noteholders or otherwise) of its intention to do so or takes any proceedings or other step with a view to

readjustment, rescheduling or deferral of all or any part of its indebtedness or a moratorium is agreed or declared in respect of or affecting all or any substantial part of its assets (as trustee of the Trust or in its personal capacity);

(in each case other than for the purpose of any refinancing, reconstruction or amalgamation, while solvent, on terms approved by the Trust Manager); or

(e) the Issuer is placed in administration under the Corporations Law or is otherwise granted general protection from its creditors under the laws of any applicable jurisdiction; or

(f) a receiver, receiver and manager, official manager, trustee, administrator, other controller (as defined in the Corporations Law) or similar official is appointed in respect of all or any substantial part of the assets or undertaking of the Issuer (as trustee of the Trust or in its personal capacity) unless:

(i) the Issuer commences proceedings or takes other appropriate action for the removal of, or the giving up of possession by, such receiver, administrator or other similar official as aforesaid within 7 days of such appointment; and/or

(ii) such receiver, administrator or other similar official as aforesaid as the case may be, retires or gives up possession within 21 days of such appointment;

Interest Amount - in relation to a Fixed Rate Note or a Floating Rate Note, the amount of interest payable in respect of that MTN as determined in accordance with clause 6.6 (a) or (b), respectively;

Interest Payment Date - in relation to a Fixed Rate Note or a Floating Rate Note, each date on which interest is to be paid on that MTN, as specified in the Register;

Interest Period - in relation to a Fixed Rate Note or a Floating Rate Note, the period from and including an Interest Payment Date (or, in the case of the first period, the Issue Date) to but excluding the next Interest Payment Date (or, in the case of the last period, the Maturity Date);

Interest Rate - in relation to a Fixed Rate Note or a Floating Rate Note, the interest rate determined pursuant to clause 6.4 or 6.5, respectively;

Issue Date - in relation to any Note, the date recorded as such in the Register;

Issuer - Perpetual Trustee Company Limited ACN 000 001 007 in its capacity as trustee of the Trust;

Manager - Commonwealth Bank of Australia ACN 123 123 124 or such other manager appointed by the Issuer from time to time;

Material Adverse Effect - a material adverse effect on the ability of the Issuer or GPT to perform and comply with its respective material obligations under this Deed or any other Transaction Document to which it is a party;

Maturity Date - in relation to a Note, the date recorded in the Register as the date for redemption of that Note or, in the case of an Amortised Note, the date on which the last instalment of the Redemption Amount is payable;

MTN - a medium term unsecured note of the Issuer title to which is recorded in and evidenced by inscription in the Register and not by the issue of a certificate or otherwise, issued by the Issuer on the terms and conditions set out in this Deed as amended and/or as supplemented by the terms and conditions set out in a Terms Sheet and being an Amortised Note, a Fixed Rate Note, a Floating Rate Note, an Indexed Note, a Structured Note or a Zero Coupon Note;

Note - an MTN and/or an STN, as the case may require;

Noteholder - a person whose name is for the time being entered in the Register as the owner of a Note or, where a Note is owned jointly by more than one person, the persons whose names appear in the Register as the joint owners of that Note and, when dealt with in the Austraclear System, includes Austraclear;

Outstanding Notes - Notes which have been issued but have not been redeemed or otherwise discharged in full;

Principal Amount - (a) the face amount of a Note as recorded in the Register;

(b) in the case of an Amortised Note, that face amount less the aggregate of the amounts repaid from time to time; or

(c) in the case of an Indexed Note in respect of which the capital is indexed, that face amount plus or minus, as the case may be, the Variable Indexed Amount calculated as at the Applicable Reference Date;

Programme Agreement - the programme agreement dated the same date as this Deed between the Issuer, GPT, the Manager and a group of Banks and financial institutions which provides for the issue of Notes;

Purchase Price - (a) in relation to MTNs, per $100 of Principal Amount, together with accrued interest (if any), will be calculated according to the Reserve Bank of Australia "Tender Stock Method" formula or in such other manner as may be agreed by the Issuer, in each case expressed to 3 decimal places; and

(b) in relation to STNs, the amount calculated as follows:

$$P = \frac{FV}{1 + \frac{(TR x T)}{36,500}}$$

Where:

P	=	the purchase price to be paid
FV	=	the face value of the STN
TR	=	the Tender Rate
T	=	the number of days in the Tenor of the STN;

Redemption Amount - in relation to a Note, the amount determined in accordance with clause 7.2;

Redemption Date - the Maturity Date of a Note and any other date recorded in the Register as a date for partial redemption of an Amortised Note or optional redemption at the election of the Issuer or Noteholder;

Redemption Price	-	the redemption price of a Zero Coupon Note or STN recorded in the Register as the percentage of the Principal Amount relative to the date on which the Note is to be redeemed, which: (a) in the case of a Zero Coupon Note which is not an Amortised Note, an Indexed Note or a Structured Note, if not specified otherwise in the applicable Terms Sheet; or (b) in the case of an STN, will be 100 per centum less the discount percentage, and in all other cases will be as specified in the applicable Terms Sheet;
Register	-	the register opened and maintained by the Registrar in respect of the Notes in accordance with clause 3.1;
Registrar	-	Computershare Registry Services Pty Limited ACN 078 279 277 or such other registrar appointed by the Issuer from time to time and notified to the Noteholders pursuant to clause 10;
Registry Services Agreement	-	the registry services agreement between the Issuer and the Registrar;
Reuters Screen BBSW Page	-	the page designated "BBSW" on the Monitor Money Rates Service distributed by companies in the Reuters group or its associates (or such other page as may replace that page on that service for the purpose of displaying comparable rates or prices);
Security Interest	-	any mortgage, pledge, lien, charge or other security interest howsoever created or arising (other than any lien or pledge arising in the ordinary course of business or in respect of the payment of any claim or liability payment of which is being contested in good faith);
Series	-	a number of Notes, all of which have the same Issue Date, the same characteristics and the same Maturity Date;
Settlement Price	-	in relation to MTNs, per $100 of Principal Amount, together with accrued interest (if any), will be calculated according to the Reserve Bank of Australia "Tender Stock Method" formula or in such other manner as may be set out in a Terms Sheet, in each case expressed to 3 decimal

places;

STN	-	a short term unsecured note of the Issuer title to which is recorded in and evidenced by inscription in the Register and not by the issue of a certificate or otherwise, issued by the Issuer on the terms and conditions set out in this Deed as amended and/or as supplemented by the terms and conditions set out in a Confirmation Notice;
Structured Note	-	an MTN the characteristics of which may be different to and/or include some or all of the characteristics of Amortised Notes, Fixed Rate Notes, Floating Rate Notes, Indexed Notes or Zero Coupon Notes (as each of those terms is defined) (including, without limitation, an MTN which is partly fixed and partly floating, a Floating Rate Note with a cap, a collar or a floor and an MTN which is convertible from fixed rate to floating rate or vice versa);
Tax Act	-	the Income Tax Assessment Act 1936 of the Commonwealth of Australia and the Income Tax Assessment Act 1997 of the Commonwealth of Australia;
Tender Rate	-	the rate tendered or to be tendered by a purchaser or, where relevant, as set by the Issuer, in respect of STNs to be issued by the Issuer to that purchaser expressed as a per centum per annum yield to maturity to 2 decimal places;
Tenor	-	the number of days commencing on and including the Issue Date up to but excluding the Maturity Date;
Terms Sheet	-	a terms sheet relative to a proposed issue of MTNs completed as appropriate, confirmed by the Issuer by execution on behalf of the Issuer and delivered to the Registrar, substantially in the form of Schedule 2;
Trust	-	the General Property Trust;
Trust Deed	-	the trust deed dated 27 November 1970 between Burns Philp Trustee Company Limited as original trustee and Lend Lease Management (NSW) Limited as original manager, as amended from time to time;
Trust Fund	-	the trust fund comprising the assets held by the Issuer as trustee under the Trust Deed;
Trust Manager	-	GPT Management Limited;
Variable Indexed Amount	-	in relation to an Indexed Note the capital of which is

indexed, the amount calculated by reference to the Index Figure on the relevant Applicable Reference Date (or such other date agreed between the Issuer and the Noteholder on or prior to the Issue Date) and determined in accordance with the formula agreed between the Issuer and the Noteholder on or prior to the Issue Date of the relevant Indexed Note; and

Zero Coupon Note - an MTN which does not bear interest including, if relevant and without limitation, an Amortised Note, an Indexed Note and a Structured Note.

1.2 Austraclear

In this Deed the following words have the following meanings:

Austraclear - Austraclear Limited, which company has established a facility for the safe custody of certain securities and the electronic recording of transactions between Members relating to those securities; and

Austraclear Regulations - the regulations known as the "Austraclear Limited Regulations" established by Austraclear to govern the use of the Austraclear System as amended or replaced from time to time.

The following terms have the respective meanings ascribed to them in the Austraclear Regulations:

"Austraclear System"; and
"Member".

1.3 Interpretation

In this Deed, unless a contrary intention appears:

(a) words denoting the singular number include the plural and vice versa;

(b) words denoting any gender include every other gender;

(c) words denoting persons include bodies corporate, firms, unincorporated associations and Government Bodies;

(d) a reference to any legislation includes all regulations and other instruments under the legislation and all amendments, replacements, consolidations or re-enactments of such legislation, regulations and instruments;

(e) headings are for convenience only and do not affect the interpretation of this Deed;

(f) a reference to a clause or Schedule is a reference to a clause of or a schedule to this Deed;

(g) a reference to a clause, a schedule, an agreement or any other instrument is a reference to the clause, schedule, agreement or instrument as amended, varied, supplemented, replaced or novated from time to time;

(h) where the day on or by which any act, matter or thing is or is deemed to be done is not a Business Day then such act, matter or thing must be or is deemed to be done on or by the immediately succeeding Business Day;

(i) a reference to a number, value or amount being estimated, calculated or determined on a day means that the estimation, calculation or determination will be made as at the close of business on that day;

(j) a reference to a person includes that person's successors and permitted assigns;

(k) "writing" and words of like import include all means of reproducing words in a tangible and permanently visible form; and

(l) "officer" has the meaning given to that term in the Corporations Law.

1.4 Conclusive and binding

In the absence of manifest error, all notifications, opinions, determinations, certificates, calculations, quotations and decisions given, expressed, made or obtained for the purposes of calculating interest or determining the interest rate in accordance with the provisions of clauses 6.2, 6.5-6.8 and related definitions of this Deed by the Manager will be binding on the Issuer, GPT, the Registrar, the Manager and all Noteholders. Except as expressly provided otherwise, the Manager will have no liability to the Noteholders in connection with the exercise or non-exercise by it of its powers, duties and discretions.

1.5 Rights of Noteholders

(a) Each Noteholder has the benefit of, and is entitled to enforce, this Deed even though it is not a party to, or is not in existence at the time of execution and delivery of this Deed.

(b) Each Noteholder may enforce its rights under this Deed independently from the Registrar, the Manager and each other Noteholder.

(c) Each Note is issued on and subject to the terms relating to that Note set out in the Register, each of which is:

(i) incorporated in this Deed as if it were set out in this Deed; and

(ii) binding on the Issuer and each Noteholder and all persons claiming by, through or under them respectively.

(d) Each Note is issued on the basis that each Noteholder is deemed to have notice of and be bound by the provisions of this Deed.

1.6 Obligations separate

Each of the Issuer, GPT, the Registrar and the Manager separately makes this deed poll and the obligations of the Issuer, GPT, the Registrar and the Manager under this deed poll are several and independent and:

(a) the failure by one or more of them to perform its obligations does not relieve the others of their respective obligations; and

(b) no one of them is responsible for the failure of one or more of the others to perform its obligations.

2. NOTES

2.1 Types of Notes

The Issuer may, at any time, issue:

(a) Amortised Notes;

(b) Fixed Rate Notes;

(c) Floating Rate Notes;

(d) Indexed Notes;

(e) Structured Notes;

(f) Zero Coupon Notes;

(g) STNs; and

(h) a combination of any of the above,

pursuant to this Deed and in accordance with the Programme Agreement.

2.2 Term and details of Notes

(a) *MTNs*

Each MTN will have a Tenor of not less than 365 days.

GPT must notify the Registrar of all information relative to MTNs set out in a Terms Sheet for entry into the Register.

(b) ***STNs***

Each STN will have a Tenor of not less than 3 Business Days and not more than 364 days.

GPT must notify the Registrar of all information relative to STNs set out in a Confirmation Notice for entry into the Register.

Unless the issue of Notes is settled through the Austraclear System, each Note to be issued must be the subject of or included in an Application Form which GPT must lodge or cause to be lodged with the Registrar contemporaneously with or by way of notification of the details and information referred to above relative to that Note. For the avoidance of doubt, each Note will only be referred to in one Application Form but more than one Note may be mentioned in one Application Form.

GPT must notify the Registrar of the name and address details of any person who is to be entered in the Register as a Noteholder for the purpose of issuing a Note.

As soon as practicable after receipt of the same and, if possible, on the day of receipt by the Registrar, the Registrar must enter into the Register the information and details notified by GPT pursuant to this clause 2.2 together with any additional relevant information contained in the relative Application Form.

2.3 Issue of Notes

A Note is issued when a Noteholder is entered into the Register as the owner of that Note (otherwise than as a result of registration of a transfer of a Note).

Upon entry into the Register in respect of a Note, whether on issue or as a result of a transfer, each Noteholder will be entitled to:

(a) the payment of the Redemption Amount of that Note; and

(b) to the extent applicable, the payment of interest in respect of that MTN,

in accordance with this Deed, together with the benefits given to Noteholders by the other provisions of this Deed.

3. REGISTRATION AND TITLE

3.1 Register

The face amount of each Note will be registered in denominations of at least $500,000 or multiples of $100,000 thereafter or as otherwise determined by GPT. No certificates in respect of the Notes will be issued unless the Issuer or GPT determines that certificates should be made available or that it is required to issue them pursuant to any applicable law or regulation. The Registrar, on the Issuer's behalf, will maintain the Register in Canberra or Sydney to record the ownership and

other details of Notes and also provide a marking service for transfers in Canberra, Sydney and any other capital city in Australia in which the Registrar has the necessary facilities available.

3.2 Register conclusive

Any entry in the Register in respect of a Note of the name and address of a person and the amount owed to that person and any determination of the amount owing in respect of a Note is conclusive evidence of title to that Note or the amount owing subject to rectification for fraud and error.

3.3 No other interests

Except as required by law, the Issuer is entitled to deal exclusively with the persons whose names are for the time being entered in the Register and will not be bound to recognise or to in any way give effect to any interest whether legal or equitable (including any charge, trust or other equity) affecting any Notes or the interest of the registered owner therein notwithstanding that the Issuer may have actual notice of that interest.

3.4 Certified extracts

Upon request by a Noteholder and at that Noteholder's expense, the Registrar will provide to that Noteholder a certified extract of the details entered in the Register in relation to that Noteholder and any Note registered in its name, alone or jointly. Such an extract does not evidence title to any Note.

3.5 Death, bankruptcy or liquidation of Noteholder

Without limitation to clause 4, the Registrar will register a transfer of a Note to or by a person who is entitled to do so as a result of:

(a) the death or bankruptcy or the liquidation or winding up (as applicable) of a Noteholder; or

(b) the making of any vesting orders by a Government Body,

in accordance with any applicable laws and upon such evidence as the Registrar may require.

With respect to the transfer of Notes entered in the Register in the name of a deceased person who has two or more personal representatives, the Registrar may decline to give effect to a transfer of any such Notes unless the transfer and acceptance form is executed by all of those representatives.

3.6 Multiple owners

If more than four persons are the owners of a Note, the names of only four such persons will be entered in the Register.

If more than one person is the owner of a Note the address of only one of them will be entered in the Register. If more than one address is notified to the Registrar the address recorded in the Register will be the address of the Noteholder whose name is recorded first in the Register.

Two or more persons registered as Noteholders will be taken to be joint owners with a right of survivorship between them.

3.7 Registrar's duties

The Registrar agrees to:

(a) enter in the Register in respect of each Note:

(i) the information in relation to:

(A) each MTN set out in the Terms Sheet relative to that MTN; and

(B) each STN set out in the Confirmation Notice relative to that STN,

and the information notified to the Registrar under clause 2.2;

(ii) the date on which a person becomes a Noteholder;

(iii) the date on which a person ceases to be a Noteholder;

(iv) the date on which that Note is redeemed, purchased or cancelled; and

(v) such other information as is required by any applicable law;

(b) record each Noteholder's tax file number or basis for exemption as notified to the Registrar in accordance with applicable laws; and

(c) comply with the obligations expressed in this Deed to be performed by the Registrar.

3.8 Change in Registrar

Subject to the Registry Services Agreement, the Issuer may vary or terminate the appointment of the Registrar and appoint a new Registrar at any time.

Notice of the appointment of a new Registrar will be given to the Noteholders by the Issuer in accordance with clause 10.

Notice of any change in the offices of the Registrar will be given to the Noteholders by the Registrar in accordance with clause 10.

3.9 Direction to hold this Deed

Each Noteholder is taken to have irrevocably nominated and authorised the Registrar to hold this deed poll in New South Wales or the Australian Capital Territory on its behalf.

4. TRANSFER

4.1 Transfer form

All requests for the transfer of Notes must be made by a duly completed and (if applicable) stamped transfer and acceptance form, substantially in the form of Schedule 4, lodged with the Registrar. These forms are available from any office of the Registrar. Acceptance of any request will be by entry of the transferee's name in the Register. The Registrar will register any such transfer within:

(a) 7 Business Days, in relation to MTNs; and

(b) 3 Business Days, in relation to STNs

of receipt of such application.

After entry in the Register of the details set out in a transfer and acceptance form and the relaxation of any prohibition arising under clause 4.6, the Registrar may destroy that transfer and acceptance form.

4.2 Amounts and fee

The Purchase Price for the minimum transferable amount must be no less than $500,000 or the transfer must be effected in a manner which otherwise constitutes an "excluded offer" or "excluded invitation" within the meaning given to those expressions in the Corporations Law. Transfers of Notes will only be effected in multiples of $100,000 face value subject to a minimum of $500,000. No fee will be charged for the registration of a transfer of a Note.

4.3 Notes separate

Each Note is a separate debt of the Issuer and may be transferred separately from any other Note owned by a Noteholder.

4.4 Passing of title

Entry of the name of a transferee of a Note in the Register at the relevant time will constitute the passing of title in that Note.

4.5 Austraclear

Members of Austraclear will be able to settle purchases and sales of interests in Notes entered in the Austraclear System through the Austraclear System in accordance with the Austraclear

Regulations. Neither the Issuer nor GPT will be responsible for any loss occasioned by the failure of the Austraclear System or the failure of any person (except the Issuer and GPT) to perform its obligations under the Austraclear Regulations or otherwise.

4.6 Marking of transfers

The Registrar may mark any transfer and acceptance form in its customary manner. Marking will prohibit a dealing with the relevant Notes as specified in the relevant marking notation for a period from the date of marking to the earliest of:

(a) the date 42 days subsequent;

(b) the date the Registrar cancels the relevant marking notation on the transfer and acceptance form; and

(c) the date the Registrar receives the marked transfer and acceptance form executed by the transferee.

5. STATUS

Notes are direct, unsecured and unsubordinated obligations of the Issuer and rank pari passu amongst themselves and rank at least pari passu with all other unsecured and unsubordinated obligations assumed by the Issuer other than those mandatorily preferred by law.

6. ACCRUAL OF INTEREST AND INTEREST PAYMENT DATES

6.1 Interest bearing MTNs

A Zero Coupon Note and STNs will not bear any interest. Clause 6 applies to Floating Rate Notes and Fixed Rate Notes.

6.2 Accrual of interest

Each Fixed Rate Note and Floating Rate Note will bear interest from its Issue Date at the Interest Rate and, subject to the provisions of clause 7, will cease to bear interest on its Maturity Date unless repayment of the Principal Amount is improperly withheld or refused. In that event, interest will continue to accrue at the rate determined pursuant to this clause 6 (as well after as before any judgment) up to but excluding the date on which payment in full of the Principal Amount of that MTN is made.

6.3 Payment of interest

Interest in respect of an MTN will be payable to the relevant Noteholders as set out in clause 8.2 on the Interest Payment Dates for that MTN, or where interest continues to accrue after the Maturity Date in circumstances contemplated by clause 6.2, on the date on which payment in full of the Principal Amount of that MTN is made.

6.4 Interest Rate - fixed

Interest will accrue on Fixed Rate Notes at the rate specified for those MTNs in the Register.

6.5 Interest Rate - floating

Interest will accrue on Floating Rate Notes on the Floating Rate Basis for those MTNs. The Interest Rate in respect of each Interest Period will be the rate determined by the Manager to be the arithmetic mean (rounded up to 2 decimal places if the third decimal place is 5 or greater and rounded down to 2 decimal places if the third decimal place is lower than 5) of the quotations obtained on the Floating Rate Basis at or about 10.10 am (Sydney time) on the first day of the relevant Interest Period plus or minus any margin as agreed in the relevant Terms Sheet. If quotations cannot be obtained in the manner contemplated, the Manager will obtain quotations which will, in the opinion of the Manager, as closely as practicable replicate the Floating Rate Basis.

The Manager will notify the Issuer, GPT and the Registrar as soon as practicable after the first day of an Interest Period of the Interest Rate for that Interest Period.

6.6 Calculation of Interest Amount

(a) In relation to Fixed Rate Notes, the Manager will apply the Interest Rate to the Principal Amount of the relevant MTN for a period of 365 days to give the annual interest payment. The Interest Amount for any Interest Period will be the same proportion of that annual interest payment as the number of months in the Interest Period (rounded to the nearest month) bears to twelve.

(b) The Interest Amount for each Floating Rate Note will be calculated by the Manager by applying the applicable Interest Rate to the Principal Amount of the relevant MTN, multiplying that sum by the number of days in the relevant Interest Period (including the first day and the last day of that Interest Period) dividing by 365 and rounding the resultant figure to the nearest cent (half a cent to be rounded upwards).

The Manager will notify the Issuer, GPT and the Registrar as soon as practicable after the first day of an Interest Period of the Interest Amount and (if not already notified) the Interest Payment Date for that Interest Period.

6.7 Manager

The Manager, GPT and the Issuer agree that there will always be a manager for the purposes of this clause 6. The Manager will not resign from its duties under this clause 6 unless and until the Manager's replacement has been approved by GPT and appointed.

Under clause 6 the Manager will have no obligation to make a determination or calculation or to notify any person of any matter if the Manager has not been provided with sufficient information to permit that determination or calculation to be made or notice given.

6.8 Publication of Interest Rate

The Registrar will, if requested in writing by any relevant Noteholder, notify that Noteholder of the Interest Rate, Interest Amount and Interest Payment Date relative to the MTNs of that Noteholder. The Interest Amount and the Interest Payment Date may subsequently be amended (or adjustments made by the Registrar upon direction of the Manager) without notice if the Interest Period is extended or reduced.

7. REDEMPTION

7.1 Maturity

Subject to clauses 9 and 12, the Issuer will pay each Redemption Amount on the relevant Redemption Date.

7.2 Redemption Amount

The Redemption Amount payable on a Redemption Date is:

(a) other than in respect of an Amortised Note, the total Principal Amount of the MTN or STN; or

(b) in the case of Amortised Notes, the amount recorded in the Register for that Redemption Date.

8. PAYMENTS

8.1 Payments to Noteholders

Payments to Noteholders, whether of:

(a) the Redemption Amount, on any Redemption Date; or

(b) the Interest Amount, on any Interest Payment Date or otherwise,

will be made on behalf of the Issuer by the Registrar on the relevant due date by:

(c) Australian Dollar cheque made payable to the Noteholder (or the first named of joint owners) and mailed to the address appearing in the Register of that Noteholder; or

(d) if the Noteholder has applied (including in any form of transfer pursuant to this Deed) to the Issuer at the office where the Register is then maintained, no less than 7 Business Days prior to the due date of the relevant payment, electronic transfer to an Australian Dollar account maintained with a Bank or financial institution in Australia by the Noteholder (or the first named of joint owners).

An election by a Noteholder pursuant to clause 8.1(d) will continue to have effect in relation to all payments made to the Noteholder after the application unless, no less than 7 Business Days prior to a subsequent due date for payment, the Noteholder applies to the Issuer at the office where the Register is then maintained to receive payments in the manner set out in clause 8.1(c).

A payment by cheque sent on or before the due date for payment is deemed to have been made to the relevant Noteholder on the due date even if the cheque does not actually or is not deemed to arrive on that date.

A payment made by electronic transfer is taken to be made when an irrevocable instruction for the making of that payment by electronic transfer is given, being an instruction which would reasonably be expected to result, in the ordinary course of banking business, in the funds the subject of the transfer reaching the account of the Noteholder on or before the due date (Sydney time).

In either case, no further amount will be payable by the Issuer in respect of the relevant Note as a result of such payment not being received by the Noteholder on the due date.

8.2 Noteholders

For the purposes of clause 8.1, the Noteholder to whom payment will be made is the Noteholder (or the first named of joint owners) shown as such in the Register at the close of business 7 Business Days prior to the relevant due date for payment.

8.3 Payments by Issuer

Unless otherwise agreed between the Issuer and the Registrar, amounts due to a Noteholder in respect of a Note will be paid by the Issuer into an account in the name of the Issuer, in relation to which nominated officers of the Registrar will be authorised by the Issuer to operate. At the time of making a payment into the account the Issuer will notify the Registrar of the Notes to which the payment relates.

8.4 Payment constitutes release

Payments made by or on behalf of the Issuer into the account pursuant to clause 8.3 for the account of a Noteholder as determined under clause 8.2, will constitute, for all purposes, an absolute and unconditional release and discharge of the Issuer, to the extent of that payment, of all liability and indebtedness in respect of the Note in relation to which the payment was made.

8.5 No deductions

All payments under the Notes will be made without set-off, counterclaim, withholding or deduction, provided that:

(a) (i) Australian interest withholding tax will be deducted from payments of interest or amounts in the nature of interest to Noteholders who are non-residents of the Commonwealth of Australia who are not carrying on business in the

Commonwealth of Australia at or through a permanent establishment and residents of the Commonwealth of Australia in accordance with the Tax Act carrying on business at or through a permanent establishment outside the Commonwealth of Australia unless a certificate pursuant to section 221YM of the Tax Act or other evidence satisfactory to the Issuer that such withholding tax is not required to be so deducted is produced to the Issuer at least 7 Business Days prior to the relevant Interest Payment Date or other date on which payment is to be made; and

(ii) if requested by any Noteholder, GPT and the Issuer will provide all reasonable assistance to that Noteholder in relation to obtaining any refund of withholding tax which may be payable to that Noteholder;

(b) the Issuer or any person making payments on behalf of the Issuer is entitled to deduct tax-at-source on interest payments to a Noteholder at the rate required by the Tax Act unless the Registrar receives from the relevant Noteholder its tax file number or evidence of an exemption from production of its tax file number. The tax file number or evidence must be received by the Registrar on or before the close of business 7 Business Days prior to the relevant due date for payment; and

(c) the Issuer or any person making payments on behalf of the Issuer is entitled to deduct or withhold any amounts that person is required by law to deduct or withhold in connection with a taxation liability of a Noteholder.

The Issuer or any person making payments on behalf of the Issuer is under no obligation to compensate or reimburse, or to pay any additional amounts to a Noteholder in respect of any deduction or withholding made as referred to in this clause.

8.6 Time of payment

If the date for payment of any Redemption Amount or Interest Amount in respect of a Note is not a working day in the place where the payment is to be received the due date for that payment is instead the next succeeding working day in that place. The Noteholder is not entitled to any further interest or other payment in respect of any such delay.

8.7 Subject to laws

In all cases payment pursuant to this clause 8 will be made subject to the provisions of any fiscal or other laws and regulations applicable to the Issuer or the relevant Noteholder.

8.8 Prescription

The Issuer will have no liability in respect of a claim for payment made by a Noteholder in respect of a Note unless the claim is made within 5 years of the due date for payment or, if later, the date on which payment is fully provided for by or on behalf of the Issuer. Any claim made after that time will be void.

8.9 Role of the Registrar

In acting under the Registry Services Agreement and in connection with the Notes, the Registrar acts solely as the agent of the Issuer and does not assume any obligations towards or relationship of agency or trust for or with any of the Noteholders except that any funds received by the Registrar in accordance with the Registry Services Agreement will, pending their application in accordance with the Registry Services Agreement, be held by it in a segregated account which will be held on trust for the persons entitled to it.

9. REPURCHASE AND CANCELLATION

The Issuer has the right at any time during the term of the Notes to purchase Notes on the open market or by private contract at any price. Notes purchased by or for the account of the Issuer may be cancelled or resold at the option of the Issuer.

10. NOTICES

10.1 Address for and Method of Notice

All notices, requests, applications, certificates, demands, consents, approvals, agreements or other communications to or by a party to this Deed or a Noteholder:

(a) must be in writing and addressed as follows:

(i) if to the Issuer, to:

Manager
Property Trusts
Perpetual Trustee Company Limited
Level 13
1 Castlereagh Street
SYDNEY NSW 2000

Facsimile: (02) 9233 7688

(ii) if to GPT, to:

Chief Financial Officer
GPT Management Limited
Level 14
Tower Building
Australia Square
SYDNEY NSW 2000

Facsimile: (02) 9236 6020

(iii) if to the Registrar, to:

The Manager
Computershare Registry Services Pty Limited
Level 3
60 Carrington Street
SYDNEY NSW 2000

Telephone: (02) 8234 5000
Facsimile: (02) 8234 5050

(iv) if to the Manager, to:

Manager, Capital Markets
Financial Markets Distribution
Commonwealth Bank of Australia
Level 3
85 Harrington Street
SYDNEY NSW 2000

Telephone: (02) 9312 0695
Facsimile: (02) 9312 0213

or, to such other address as may be notified by the Issuer, GPT, the Registrar, or the Manager, as the case may be, to the other parties and Noteholders from time to time or, if an address set out above or otherwise notified is no longer appropriate, to the usual place of business or registered office of the recipient last known as such to the sender; and

(v) if to a Noteholder, to the address for that Noteholder as shown in the Register at the close of business 7 Business Days prior to despatch of the relevant notice, request, application, certificate, demand, consent, approval, agreement or other communication;

(b) where the Issuer, GPT or the Registrar is the sender, must be signed by an Authorised Officer of the sender; and

(c) will be deemed to be duly given or made:

(i) **(in the case of delivery in person)** when delivered personally or to the address, place of business or registered office of the intended recipient referred to in clause 10.1(a);

(ii) **(in the case of post within Australia)** on the third day after having been posted as prepaid ordinary mail;

(iii) **(in the case of international post)** on the fourteenth day after having been posted as prepaid airmail; and

(iv) **(in the case of facsimile)** on the production by the despatching facsimile machine of a transmission control report showing the relevant number of pages comprising the relevant document to have been sent to the facsimile number of the recipient and the result of the transmission as "OK" (or an equivalent expression), unless the recipient notifies the sender within the next 2 hours (occurring between the hours of 9.00 am and 4.00 pm on a working day in the place of receipt) that the transmission was not received in its entirety in a legible form.

10.2 Time of Notice

If any notice, request, certificate, demand, consent, approval, agreement or other communication is deemed to have been duly given or made pursuant to clause 10.1 after 4.00 pm in the place to which such communication is addressed or on a day which is not a working day in that place, it will be deemed to be duly given or made at 9.00 am on the next working day in that place. This clause 10.2 does not apply to such communications to a Noteholder.

11. GOVERNING LAW AND JURISDICTION

This Deed and the Notes are governed by and construed in accordance with the laws of New South Wales and, in relation to any suit, action or proceeding in respect of this Deed or the Notes, each Noteholder from time to time and each of the Issuer, the Manager and the Registrar irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of that State and courts of appeal from them.

Each party waives any right it has to object to an action being brought in those courts including, without limitation, by claiming that the action has been brought in an inconvenient forum or that those courts have no jurisdiction.

12. EVENTS OF DEFAULT

12.1 Consequences of default

If an Event of Default occurs each Noteholder may by notice to the Issuer (with a copy to GPT and the Registrar) declare that the amount referred to in clause 12.2 applicable to a Note owned by that Noteholder is due and payable on the next Business Day after service (determined in accordance with clause 10) of the notice unless, prior to that date, the Issuer has cured or otherwise made good all Events of Default subsisting prior to that date. Payment of the amount determined as set out below in respect of that notice will be made by the Issuer in the manner determined pursuant to clause 8.1 as if the next Business Day after the service of the notice was the relevant due date for payment.

12.2 Amount payable on default

If a Noteholder gives such notice, interest on Fixed Rate Notes and Floating Rate Notes will continue to accrue pursuant to clause 6 until redemption by the Issuer. Each Note in respect of which the relevant Noteholder has given notice under clause 12.1 will be redeemed by the Issuer:

(a) in the case of a Zero Coupon Note or an STN, at the aggregate of the relevant Redemption Price and (unless the date for redemption is a date specified in the Register as the commencement of the relevant accrual period) accrued amortisation of the original discount from and including the Issue Date to but excluding the date of redemption at the Amortisation Rate for Early Redemption;

(b) in the case of a Fixed Rate Note or a Floating Rate Note, at the aggregate of the Principal Amount and accrued interest;

(c) in the case of an Indexed Note, at the aggregate of the Redemption Amount and accrued interest;

(d) in the case of an Amortised Note, at the aggregate of the Principal Amount and accrued interest; and

(e) in the case of a Structured Note, at the aggregate of the Principal Amount and accrued interest.

12.3 Events of Default

An Event of Default occurs if:

(a) ***non-payment***: default has been made for a period of 2 Business Days or more in the payment of interest on, or principal of, the Notes or any of them; or

(b) ***other obligation***: the Issuer or GPT, as the case may be, has been in default in the performance of any of its other obligations in respect of the Notes for 10 Business Days after the first to occur of the date of receipt of a notice of that default from a Noteholder or the Issuer or GPT otherwise becoming aware of the occurrence of the event; or

(c) ***cross default***: the Issuer has been called upon to repay in an aggregate amount of not less than $15,000,000 (or its equivalent in any other currency) prematurely due to default, any other loan or indebtedness where:

   (i) the Issuer is not taking steps in good faith to contest the validity of the requirement to pay;

   (ii) the loan or indebtedness is not limited recourse financial accommodation;

   (iii) the failure does not result from technical or administrative difficulties relating to the banking system used for the transfer of such payment;

   (iv) the payment or honouring by the Issuer of such loan or indebtedness is not contrary to applicable law; or

(d) ***execution***: a distress is levied, a judgment is enforced or is not satisfied within 14 days of being made or an order is enforced or becomes enforceable against the Trust Fund, in

each case in an amount exceeding $15,000,000 (or its equivalent in any foreign currency calculated at the Exchange Rate) other than any such distress, judgment or order which is capable of being set aside and is set aside within 30 days of it having been issued, levied or enforced; or

(e) ***security interests***: any Security Interest or any notice under sections 218 or 255 of the Income Tax Assessment Act 1936 (Cth) or under section 74 of the Sales Tax Assessment Act 1992 (Cth) is enforced against the Trust Fund for an amount exceeding $15,000,000 (or its equivalent in any foreign currency calculated at the Exchange Rate) where the Issuer is not taking steps in good faith to contest the validity of the enforcement of the Security Interest or the issue of the notice; or

(f) ***insolvency***: an Insolvency Event occurs in relation to the Issuer (either as trustee of the Trust or in its personal capacity) and a replacement trustee of the Trust which is a reputable and experienced entity:

(i) whose business includes acting as a trustee for listed trusts in Australia: or

(ii) that is part of a group of entities whose business includes acting as a trustee for listed trusts in Australia,

is not appointed within 60 days; or

(g) ***cessation of business***: the Issuer (as trustee of the Trust) stops payment generally or ceases to carry on the whole or a material part of the Trust's business or disposes of 50% or more in value of Authorised Investments of the Trust Fund (as defined in the Trust Deed), whether by a single transaction or a series of transactions (other than where agreed by ordinary resolution by the Noteholders in general meeting); or

(h) ***investigation***: an inspector is appointed under any companies legislation to investigate all or any part of the affairs of the Trust or a notice is issued pursuant to section 155 of the Trade Practices Act 1974, in either case in relation to a possible contravention of the relevant legislation and the legislation is found to have been contravened and which would have a Material Adverse Effect; or

(i) ***Trust Deed***: subject to clause 12.4, the Trust Deed is amended in a manner contrary to the Trust Deed, or any law and this has a Material Adverse Effect; or

(j) ***termination of the Trust***: an event occurs which will, pursuant to the terms of the Trust Deed or at law, result in the termination of the Trust or the Trust Deed or oblige any trustee to wind up the Trust; or

(k) ***winding up by unitholders***: the unitholders of the Trust pass a resolution to wind up the Trust which is not revoked within 20 Business Days; or

(l) ***termination date of the Trust***: the termination date of the Trust is brought forward to a date prior to the Maturity Date of any Outstanding Note for any reason; or

(m) ***units not listed***: the units in issue of the Trust cease to be listed on the Australian Stock Exchange Limited or any successor to that organisation for more than 3 months unless such event does not materially and adversely affect the Issuer's ability to perform its payment obligations under this Deed; or

(n) ***right of indemnity***: except to the extent set out in the Trust Deed or clause 13.5 or as required by law, the Issuer's right of indemnity from the Trust Fund or its personal liability in respect of its obligations under this Deed or any Transaction Document to which it is a party is limited or restricted in any way; or

(o) ***court orders***: an order is made in any court for:

(i) the removal of the Issuer as trustee of the Trust and a replacement trustee of the Trust which is a reputable and experienced entity:

(A) whose business includes acting as a trustee for listed trusts in Australia; or

(B) that is part of a group of entities whose business includes acting as a trustee for listed trusts in Australia,

is not appointed within 60 days; or

(ii) accounts to be taken in respect of the Trust; or

(iii) all or any substantial part of the assets of the Trust to be brought into court or administered by the court or under its control; or

(p) ***distribution of capital***: any part of the capital of the Trust Fund is distributed in any way or any decision is made or step is taken to achieve that result which materially and adversely affect the Issuer's ability to perform its payment obligations under this Deed.

12.4 Managed Investments Act 1998

(a) The Noteholders acknowledge that:

(i) it will be necessary for the Trust to become a registered scheme prior to 1 July 2000;

(ii) the Trust Manager intends to be the responsible entity of the Trust for the purpose of making the registration application; and

(iii) the consent of the Noteholders is not required if the Trust Manager (or any related entity) becomes the responsible entity of the Trust under and in accordance with the Managed Investments Act 1998.

(b) In order for the Trust to become a registered scheme, certain changes will need to be made to the Trust Deed under section 1460 of the Corporations Law (as modified by Australian Securities and Investments Commission Class Order 98.1789). Despite any other provision in this Deed, no Event of Default will occur as a result of such amendments being made to the Trust Deed.

(c) Each of the parties acknowledges and agrees that, on registration of the Trust as a registered scheme:

(i) the rights, obligations and liabilities of Perpetual and GPT under the Transaction Documents (whether expressed in the Transaction Documents to apply to either or both the Issuer and GPT, or Perpetual) will become the rights, obligations and liabilities of the responsible entity of the scheme, regardless of when the right, obligation or liability arises; and

(ii) the responsible entity will be taken to be a party to the Transaction Documents in which either or both Perpetual and GPT are expressed to be a party and to be bound by those documents as if originally named in them.

(d) On registration of the Trust as a registered scheme, if Perpetual does not become the responsible entity, Perpetual is immediately and automatically released from all obligations of Perpetual under or in connection with the Transaction Documents or any transaction arising out of or contemplated by any of them and from all Liabilities.

(e) On registration of the Trust as a registered scheme, if GPT does not become the responsible entity, GPT is immediately and automatically released from all obligations of GPT under or in connection with the Transaction Documents or any transaction arising out of or contemplated by any of them and from all Liabilities.

(f) Despite any other provision in this Deed, the replacement of either or both Perpetual as trustee of the Trust and GPT as manager of the Trust, as a consequence of the Trust becoming a registered scheme will not:

(i) constitute a breach of any term of this Deed or an Event of Default; or

(ii) entitle the Noteholders or Trustee, as the case may be, to damages or any right of acceleration, rescission or termination.

(g) The releases in clauses 12.4(d) and (e) are given regardless of:

(i) when the obligation, liability, action, claim or demand arises; and

(ii) whether or not any party is now or in the future aware of the facts and circumstances relevant to any obligation, liability, action, claim or demand.

(h) In the event that there is any inconsistency between:

(i) any obligation (to do or not do any act, matter or thing) of either or both Perpetual and GPT under any Transaction Document:

(ii) any obligation of either or both Perpetual and GPT under or in respect of:

(A) Chapter 5C of the Corporations Law;

(B) Division 11 (second occurring) of Part 11.2 of the Corporations Law; or

(C) any instrument or document issued by, or direction or requirement of, the Australian Securities and Investment Commission in respect of Chapter 5C or Division 11 (second occurring) of Part 11.2 of the Corporations Law; and

(iii) any right of Perpetual or GPT to retire in accordance with section 1455 of the Corporations Law;

then:

(iv) either or both Perpetual and GPT may do (or may not do, as the case requires) anything which it is or they are prohibited or restricted from doing (or obliged to do as the case requires) under any Transaction Document without breaching any representation or warranty in any Transaction Document, breaching any term of any Transaction Document or causing an Event of Default; and

(v) the inconsistent provisions of any Transaction Documents are qualified,

to the extent necessary to allow either or both Perpetual and GPT to fully comply with:

(vi) Chapter 5C of the Corporations Law;

(vii) Division 11 (second occurring) of Part 11.2 of the Corporations Law; or

(viii) any instrument or document issued by, or direction or requirement of, the Australian Securities and Investment Commission in respect of Chapter 5C or Division 11 (second occurring) of Part 11.2 of the Corporations Law.

(i) On registration of the Trust as a registered scheme, references to the Trust, Trust Deed, Trust Fund and Trust Manager in this Deed will be taken to refer to the corresponding equivalent term used in relation to that registered scheme, for example Trust will be taken to be a reference to registered scheme.

(j) This sub-clause 12.4 operates:

(1) in addition to the operation and effect of Chapter 5C and Division 11 (second occurring) of Part 11.2 of the Corporations Law; and

(2) despite any other clause in any other Transaction Document.

For the purpose of this sub-clause 12.4:

"Liabilities" means all liabilities of Perpetual or GPT, as the case may be, under or in connection with this Deed or any transaction arising out of or contemplated by it except for any liability arising from any act or omission of Perpetual or GPT, as the case may be, prior to the registration of the Trust as a Registered Scheme to the extent that it is not satisfied because:

(i) under the Trust Deed or by operation of law there is a reduction in the extent of Perpetual's or GPT's, as the case may be, indemnification out of the assets of the Trust as a result of Perpetual's or GPT's, as the case may be, fraud, negligence or breach of trust; or

(ii) Perpetual or GPT, as the case may be, failed to exercise any right of indemnity it has under the Trust Deed in respect of that obligation or liability.

"Perpetual" means Perpetual Trustee Company Limited ACN 000 001 007.

"registered scheme" has the meaning ascribed to that term by the Corporations Law.

"responsible entity" has the meaning ascribed to that term by the Corporations Law.

12.5 Gearing covenant

(a) It is acknowledged that the covenant contained in clause 12.5(b) is to match the gearing restriction on the powers of the Issuer under clause 9(5)(h) of the Trust Deed, as that clause may be amended, varied, supplemented or replaced from time to time and the covenant in clause 12.5(b) will be construed accordingly.

(b) The Issuer and GPT undertake that in respect of any moneys borrowed, whether secured or unsecured, on the investments of the Trust, such moneys when added to moneys already borrowed will not cause total borrowings to exceed twenty-five percent (25%) of the total value of the Authorised Investments (as that term is defined in the Trust Deed) of the Trust Fund as disclosed from time to time in the Valuation Roll (as that term is defined in the Trust Deed).

(c) Any amendment, variation, supplement or replacement of clause 9(5)(h) of the Trust Deed will automatically and immediately (without the need for any act, matter, thing or document) vary the gearing covenant in clause 12.5(b) in the same manner as clause 9(5)(h) of the Trust Deed is varied due to that variation, amendment, supplement or replacement and will not:

(i) require any consent or approval of any Noteholder or any other person; or

(ii) constitute an Event of Default.

(d) In the event of any amendment, variation, supplement or replacement of clause 9(5)(h) of the Trust Deed:

(i) the Issuer and GPT will notify the Registrar and the Manager as soon as possible;

(ii) the Manager will prepare a revised clause 12.5(b) based on clause 9(5)(h) of the Trust Deed as so amended, varied, suppled or replaced;

(iii) after the revised clause 12.5(b) is approved by the Issuer and the Trust Manager or any successor responsible entity, that entity will procure that a copy of the revised clause 12.5(b) is provided to each Noteholder; and

(iv) any replacement clause 12.5(b) supplied under this clause will replace clause 12.5(b).

13. MISCELLANEOUS

13.1 Procuration

Without affecting any other provision of this Deed, the Issuer undertakes to use its best endeavours to procure the compliance by the Registrar with its obligations set out in this Deed and the Registry Services Agreement. This clause in no way makes the Issuer responsible for the duties and obligations of the Registrar or the management of the Registrar's affairs.

13.2 Amendment

This Deed may be amended by the Issuer and the Registrar after consultation with the Manager but without the approval of Noteholders to the extent such amendments are required by law or:

(a) required to correct a manifest error;

(b) required to cure any ambiguity or to correct or supplement any defective or inconsistent provisions;

(c) of a formal, minor or technical nature only; or

(d) considered by the Issuer to be necessary or desirable,

provided that, in the case of (b) or (d), the interests of Noteholders will not be adversely affected as a result of the amendment.

13.3 Meetings of Noteholders

Meetings of Noteholders may be convened in accordance with the provisions of Schedule 5. Any such meeting may consider any matters affecting Noteholders' interests.

13.4 Attorneys

Each Attorney executing this Deed states that he has no notice of the revocation of his power of attorney.

13.5 Liability of the Issuer

(a) The Issuer enters into this Deed only in its capacity as trustee of the Trust and in no other capacity. A liability arising under or in connection with this Deed can be enforced against the Issuer only to the extent to which it can be satisfied out of the property of the trust out of which the Issuer is actually indemnified for the liability. This limitation of the Issuer's liability applies despite any other provision of this Deed and extends to all liabilities and obligations of the Issuer in any way connected with any representation, warranty, conduct, omission, agreement or transaction related to this Deed.

(b) The parties other than the Issuer may not take any action to seek recourse to any assets held by the Issuer in any capacity other than as trustee of the Trust, including seek the appointment of a receiver (except in relation to the property of the Trust), a liquidator, an administrator or any similar person to the Issuer or prove in any liquidation, administration or arrangement of or affecting the Issuer (except in relation to property of the Trust).

(c) The provisions of this clause do not apply to any obligation or liability of the Issuer to the extent that it is not satisfied because:

(i) under the Trust Deed or by operation of law there is a reduction in the extent of the Issuer's indemnification out of the assets of the Trust as a result of the Issuer's fraud, negligence or breach of trust; or

(ii) the Issuer failed to exercise any right of indemnity it has under the Trust Deed in respect of that obligation or liability.

(d) It is acknowledged that the Trust Manager is responsible under the Trust Deed for performing a variety of obligations relating to the Trust, including under this Deed. No act or omission of the Issuer (including any related failure to satisfy its obligations under any Transaction Document) will be considered fraud, negligence or breach of trust of the Issuer for the purpose of clause 13.5(c) to the extent to which the act or omission was caused or contributed to by any failure by the Trust Manager or any other person to fulfil its obligations relating to the Trust or by any other act or omission of the Trust Manager or any other person. This clause 13.5(d) does not apply if the Trust has become a Registered Scheme (as defined in the Corporations Law).

(e) No attorney, agent, receiver or receiver and manager appointed to act on behalf of the Issuer in accordance with this Deed has authority to act on behalf of the Issuer in a way which exposes the Issuer to any personal liability and no act or omission of any such person will be considered fraud, negligence or breach of trust of the Issuer for the purpose of clause 13.5(c).

(f) The Issuer is not obliged to enter into any commitment or obligation under this Deed unless the Issuer's liability is limited in accordance with this clause 13.5.

13.6 Liability of GPT

(a) GPT enters into the Transaction Documents to which it is a party only in its capacity as manager of the Trust and in no other capacity. A liability arising under or in connection with the Transaction Documents can be enforced against GPT only to the extent to which it can be satisfied out of the property of the trust out of which GPT is actually indemnified for the liability. This limitation of GPT's liability applies despite any other provision of the Transaction Documents and extends to all liabilities and obligations of GPT in any way connected with any representation, warranty, conduct, omission, agreement or transaction related to the Transaction Documents.

(b) The parties other than GPT may not take any action to seek recourse to any assets held by GPT in any capacity other than as Trust Manager of the Trust, including seek the appointment of a receiver (except in relation to the property of the Trust), a liquidator, an administrator or any similar person to GPT or prove in any liquidation, administration or arrangement of or affecting GPT (except in relation to property of the Trust).

(c) The provisions of this clause do not apply to any obligation or liability of GPT to the extent that it is not satisfied because:

(i) under the Trust Deed or by operation of law there is a reduction in the extent of GPT's indemnification out of the assets of the Trust as a result of GPT's fraud, negligence or breach of its obligations under the Trust Deed; or

(ii) GPT failed to exercise any right of indemnity it has under the Trust Deed in respect of that obligation or liability.

(d) It is acknowledged that the Issuer is responsible under the Trust Deed for performing a variety of obligations relating to the Trust, including under the Transaction Documents. No act or omission of GPT (including any related failure to satisfy its obligations under any Transaction Document) will be considered fraud, negligence or breach of trust of GPT for the purpose of clause 13.6(c) to the extent to which the act or omission was caused or contributed to by any failure by the Issuer or any other person to fulfil its obligations relating to the Trust or by any other act or omission of the Issuer or any other person. This clause 13.6(d) does not apply if the Trust has become a Registered Scheme (as defined in the Corporations Law).

(e) No attorney, agent, receiver or receiver and manager appointed to act on behalf of GPT in accordance with this Deed has authority to act on behalf of GPT in a way which exposes GPT to any personal liability and no act or omission of any such person will be considered fraud, negligence or breach of trust of GPT for the purpose of clause 13.6(c).

(f) GPT is not obliged to enter into any commitment or obligation under this Agreement unless GPT's liability is limited in accordance with this clause 13.6.

EXECUTED as a deed poll.

Execution by Perpetual

SIGNED SEALED and **DELIVERED**	)	
for and on behalf of	)	
PERPETUAL TRUSTEE COMPANY	)	
LIMITED	)	Adrian F Grew (Signed)
by ADRIAN FRANCIS GREW	)	....
its attorney under power of attorney dated	)	Attorney
25 Feb 1999 in the presence of:	)	

Mark Rigotti (Signed)
....
Signature of witness

MARK RIGOTTI
....
Name of witness

The **COMMON SEAL** of	)	
GPT MANAGEMENT LIMITED	)	David Ross (Signed)
was affixed in accordance with its constitution	)	....
in the presence of	)	Director
	)	DAVID ROSS
DAVID ROSS	)	Name:..
	)	
	)	Common Seal of GPT Management Limited A.C.N. 000 335 473
a director and	)	
	)	
MICHAEL NEILSON	)	Michael Neilson (Signed).................
the ~~director~~/secretary	)	~~Director~~/Secretary
	)	MICHAEL NEILSON
whose signatures appear opposite	)	Name:..

The Common Seal of Computershare Registry Services Pty Ltd ACN 078 279 277

SC176128

The **COMMON SEAL** of	)	
COMPUTERSHARE REGISTRY	)	H Gidley-Baird (Signed)
SERVICES PTY LIMITED was affixed in	)	....
accordance with its constitution in the	)	Director
presence of	)	H GIDLEY-BAIRD
	)	Name:..
	)	
a director and	)	
	)	Ian Roxby (Signed)
	)	....
the director/secretary	)	Director/Secretary
	)	IAN ROXBY
whose signatures appear opposite	)	Name:..

SIGNED SEALED and **DELIVERED**	)	
for and on behalf of	)	
COMMONWEALTH BANK OF	)	
AUSTRALIA by its attorney	)	
KAREN LEE COLLETT McGREGOR	)	
under power of attorney dated 27/11/97	)	
who declares that he is	)	
VICE PRESIDENT	)	K McGregor (Signed)
of Commonwealth Bank of Australia	)	....
in the presence of :	)	

Jennifer L Brien (Signed)
....
Signature of witness

JENNIFER L. BRIEN
....
Name of witness

SCHEDULE 1

CONFIRMATION NOTICE

(definitions of "Confirmation Notice" and "STN" and clauses 2.2 and 3.7)

[Date]

To: [ ]
[ ] Limited ACN
[ ]
[ ]
[ ]
[ ]

PERPETUAL TRUSTEE COMPANY LIMITED ACN 000 001 007 in its capacity as trustee of the Trust - **STN PROGRAMME**

We hereby confirm the following agreement for the issue to us of STNs, each having the terms and conditions set out below, and otherwise in accordance with the terms and conditions of the Deed of Terms and Conditions dated [ ] 1999 made by the Issuer, GPT, the Manager and the Registrar. Terms not defined herein have the meanings given to them in the Deed of Terms and Conditions.

[Complete whichever of the following apply, tick box(es) where applicable and insert "N/A" opposite non-applicable items]

Overall STN Details

Issuer: [ ] Limited

Principal Amount (face amount)
on the Issue Date of each STN: $ ______________________________

Number and denominations of STNs to be issued: ______________________________

Maturity Date: ______________________________

Issued at a discount - issue price: ______________________________

Tender Rate: ______________________________

Issue Date: ______________________________

Purchase Price: ______________________________

Payment and Repayment

Redemption Price ______________________________

Address/account to which payments of interest and Redemption Amount should be sent:

Institution name:

Branch address:

Postcode

BSB: [ ][ ][ ] - [ ][ ][ ]

Account No.: [ ][ ][ ][ ][ ][ ][ ][ ][ ]

[Name of Dealer] ______________________________

By: ______________________________

[Authorised Officer of Dealer] [Date]

The above details are confirmed by the Issuer, in respect of:

ISSUE NUMBER:

____

[Authorised Officer of GPT] [Date]

SCHEDULE 2

TERMS SHEET

(definitions of "MTN" and "Terms Sheet" and clauses 2.2 and 3.7)

[Date]

To: [ ]
[ ] Limited ACN
[ ]
[ ]
[ ]

PERPETUAL TRUSTEE COMPANY LIMITED ACN 000 001 007 in its capacity as trustee of the Trust - **MTN PROGRAMME**

We hereby confirm the following agreement for the issue to us of MTNs, each having the terms and conditions set out below, and otherwise in accordance with the terms and conditions of the Deed of Terms and Conditions dated [ ] 1999 made by the Issuer, the Manager and the Registrar. Terms not defined herein have the meanings given to them in the Deed of Terms and Conditions.

[Complete whichever of the following apply, tick box(es) where applicable and insert "N/A" opposite non-applicable items]

Overall MTN Details

Issuer: [ ] Limited

Principal Amount (face amount) on the Issue Date of each MTN: $ ______________________________

Number of MTNs to be issued: ______________________________

Type of MTNs:

- ☐ Amortised Notes
- ☐ Fixed Rate Notes
- ☐ Floating Rate Notes
- ☐ Indexed Notes
- ☐ Structured Notes
- ☐ Zero Coupon Notes
- ☐ Other (specify) ______________________________

Maturity Date: ______________________________

Issued at: ☐ Par
☐ Discount
☐ Premium

Settlement Price: ______________________________

In the event the Tenor of the MTN consists of a number of days which is not evenly divisible by the number of whole months in the Interest Period, the Settlement Price of the MTN will take into account the interest owed for days not in the Tenor of the MTN (in the event the number of months is rounded up) or interest not owed for days in the Tenor of the MTN (in the event the number of months is rounded down).

Issue Date: ______________________________

Interest Calculation and Payment, Repayment

(a) **Amortised Notes** (Give details, including Redemption Amounts and Redemption Dates)

____

____

(b) **Fixed Rate Notes**

Fixed Interest Rate(s): per centum per annum

Interest Payment Dates: ______________________________

Redemption Amount: ______________________________

(c) **Floating Rate Notes**

Floating Rate Basis: ☐ Bank Bill Rate
☐ Other (specify and detail source and procedures if not available)

____

Margin(s) to Floating Rate Basis: +/- ____ per centum per annum

Interest Payment Dates: ______________________________

Redemption Amount: ______________________________

(d) **Indexed Notes**

Index: ______________________________

(Specify method of calculation of Variable Indexed Amount: ______________________________

Details to include:

- Source for index ______________________
- Person responsible for calculations ______________________
- Provision for calculation on early redemption, where reference to Index or formula is impossible or impracticable etc) ______________________

Base Index Figure: $ ______________________

Interest Payment Dates: ______________________

[Redemption Amount]:

(e) **Structured Notes**

Describe characteristics ______________________

(Give details including, as required, source, calculation arrangements, alternatives etc)

(f) **Zero Coupon Notes**

Redemption Price ______________________

Amortisation Rate for Early Redemption ______________________

(g) **Other Options**

____

(Give details)

Other Issue Details

Special Issuance Instructions: ______________________

Other Special Conditions including, as appropriate:

Events Affecting Maturity ______________________

Call Option (early redemption at the option of the Issuer) (give details): ______________________

Put Option (early redemption at the option of the Noteholders) (give details): ______________________

Maturity Extension Option (option of the Noteholder to extend maturity, at the offer of the Issuer) (give details): ______________________

Other: ______________________

Address/account to which payments of interest and Redemption Amount should be sent:

Institution name:

Branch address:

Postcode

BSB: | | | | - | | | |

Account No.: | | | | | | | | | |

[Name of Dealer] ______________________

By: ______________________

[Authorised Officer of Dealer] [Date]

The above details are confirmed by the Issuer, in respect of:

ISSUE NUMBER:

____

[Authorised Officer of GPT] [Date]

SCHEDULE 3

APPLICATION FORM

(Definition of "Application Form" and clauses 2.2 and 3.7(a)(i))

PERPETUAL TRUSTEE COMPANY LIMITED ACN 000 001 007 in its capacity as trustee of the Trust (**"Issuer"**)

Application Form

Applicant

Name	
Address	
Contact	ACN/ARBN
Telephone	Facsimile

If the Applicant wishes to provide its tax file number or exemption basis, this should be given on a separate form obtainable from the Registrar at the address noted on reverse.

Registry Use Only		
Doc No.		
Lodge Date		
TR Code		
FR Inv		
To Inv		
Ent		
Sig Chk	Fr	To

Stock Marked Against

Marking No.	Amount	Date

The Applicant hereby applies to subscribe for [MTNs/STNs] on the terms set out in the attached [Terms Sheet/Confirmation Notice] on and subject to the terms and conditions set out in Deed of Terms and Conditions dated [ ] 1999 between Perpetual Trustee Company Limited, GPT Management Limited, Commonwealth Bank of Australia and Computershare Registry Services Pty Limited, a copy of which the Applicant acknowledges having received with the Information Memorandum (if obtained) or which may be obtained from the Registrar. The total amount* ("Subscription Amount") due and payable by the Applicant upon the allotment of its Notes is $......................

* The minimum consideration is $500,000. Expressions which are defined in the Deed of Terms and Conditions have the same meaning when used in this application.

Details of Notes Applied for

Series	Type	Issue Date	Maturity Date	Principal Amount on Issue Date	Number

Payment ( ) by cheque or ( ) by credit to the following account												
Institution Name												
Branch Address	BSB							-				
Account Name	Acc No.											

GENERAL UNDERTAKINGS

In making this application, the Applicant agrees with the Issuer and Manager that:

a) the Applicant will observe all applicable laws, rules and regulations in any jurisdiction in which it offers for sale or sells Notes and any such offer or sale will be made in strict compliance with any such laws, rules and regulation;

b) the Applicant acknowledges that it has been and will continue to be, solely responsible for making its own independent appraisals of the Notes and the Issuer, and that it has not relied on the Registrar or the Manager to assess or keep under review the financial condition, affairs or status of the Issuer;and

c) this application and any agreement made upon acceptance of this application will be governed and construed in accordance with the laws of New South Wales.

Signature(s)*

Witness

Dated

* See "METHOD OF SIGNING" on reverse

[REVERSE]

METHOD OF SIGNING

Individual Applicants must sign personally or by applicant's authorised attorney. If signed by an attorney the original power of attorney (or a copy certified as true and complete to the satisfaction of the Registrar) must be submitted for notification and the attorney must state that the attorney has not received notice of revocation of the power.

In the case of joint Applicants, all must sign.

Where this application is executed by a corporation it must be executed under its common seal in accordance with its articles of association, charter, enabling statute or other constituent document or pursuant to a power of attorney. In each such case, the original of the relevant document (or a copy certified as true and complete to the satisfaction of the Registrar) must accompany this application . If signed by an attorney the power or certified copy must be submitted for notification and the attorney must state that the attorney has not received notice of revocation of the power.

Trustees must sign personally (or, if the trustee is a corporation, in the manner designated in the previous paragraph) in accordance with the relevant authority, the original of which authority (or a copy certified as true and complete to the satisfaction of the Registrar) must accompany this application. This application must be completed in the name(s) of the trustee(s) and not in the name of the trust.

INSCRIPTION

No notice of any trust, express, implied or constructive will be received by the Issuer or entered in the Register or other records kept by the Issuer. Notes will not be inscribed in the names of executors, administrators or trustees as such but in their individual names without reference to trusteeship.

LODGMENT OF FORM

This form must be lodged at one of the following offices of the Registrar:

Computershare Registry Services Pty Limited
Level 12
565 Bourke Street
MELBOURNE VIC 3000
Telephone: (03) 9611 5711
Facsimile: (03) 9611 5710

Computershare Registry Services Pty Limited
Level 3
60 Carrington Street
SYDNEY NSW 2000
Telephone: (02) 8234 5000
Facsimile: (02) 8234 5050

Computershare Registry Services Pty Limited
C/- Ernst & Young,
Level 6
54 Marcus Clarke Street
CANBERRA ACT 2601
Telephone: (02) 6247 3888
Facsimile: (02) 6257 2648

Computershare Registry Services Pty Limited
Level 36
Central Park
152-158 St Georges Terrace
PERTH WA 6000
Telephone: (08) 9322 1866
Facsimile: (08) 9322 7620

Computershare Registry Services Pty Limited
Level 32
Central Plaza One
345 Queen Street
BRISBANE QLD 4000
Telephone: (07) 3233 9653
Facsimile: (07) 3229 9860

Computershare Registry Services Pty Limited
Level 11
115 Grenfell Street
ADELAIDE SA 5000
Telephone: (08) 8237 5300
Facsimile: (08) 8237 5305

Computershare Registry Services Pty Limited
C/- Wise Lord & Ferguson
Level 4
111 Macquarie Street
HOBART TAS 7000
Telephone: (03) 6223 6155
Facsimile: (03) 6223 8993

Computershare Registry Services Pty Limited
C/- Ernst & Young
Level 2
9-11 Cavanagh Street
DARWIN NT 0800
Telephone: (08) 8943 4200
Facsimile: (08) 8943 4290

SCHEDULE 4

File No 34819

FORM OF TRANSFER OF NOTES

(clause 4.1)

PERPETUAL TRUSTEE COMPANY LIMITED ACN 000 001 007 in its capacity as trustee of the Trust ("Issuer")

Transfer and Acceptance

Transferor

(Seller)

Name

Address

Contact ACN/ARBN

Telephone Facsimile

Registry Use Only		
Doc No.		
Lodge Date		
TR Code		
FR Inv		
TR Code		
To Inv		
Ent		
Sig Chk	Fr	To

Terms Of Notes to be Transferred

Series	Type*	Issue Date	Maturity Date	Principal Amount on Issue Date	Number

*Amortised, Fixed Rate, Floating Rate, Structured, Zero Coupon or, if other, specify

Transferee

(Buyer)

Name

Address

Contact ACN/ARBN

Telephone Facsimile

Stock Marked Against		
Marking No.	Amount	Date

Transferee Payment Instructions

Payment ( ) by cheque or ( ) by credit to the following account

Institution Name

Branch Address BSB -

Account Name Acc No.

The Transferor hereby sells, assigns and transfers to the Transferee, all of the Transferor's right, title and interest in the Notes of the Issuer identified above in consideration for the Purchase Price of *$..

(* The minimum consideration is $500,000. If less, the transfer must be effected in a manner which otherwise constitutes an excluded offer or invitation within the meaning given to those expressions in the Corporations Law. Transfers will only be effected in multiples of $100,000 subject to a minimum of $500,000.)

under and subject to the terms and conditions in the Deed of Terms and Conditions dated [ ] 1999 made by the Issuer, GPT Management Limited, Commonwealth Bank of Australia and Computershare Registry Services Pty Limited, a copy of which the Transferee acknowledges having received with the Information Memorandum (if obtained) or may obtain from the Registrar. Expressions which are defined in that document have the same meaning when used in this form of transfer.

Transferor Signature/s
(Seller)

Date

Transferee Signature/s
(Buyer)

Date

* See "METHOD OF SIGNING" on reverse

File No 54819

Note: Information regarding the Tax File Number of the Transferee is notifiable on a separate form available from the Registrar.

SC176128

[REVERSE]

METHOD OF SIGNING

Individual transferors or transferees must sign personally or by the transferor's or transferee's authorised attorney. If signed by an attorney the original power of attorney (or a copy certified as true and complete to the satisfaction of the Registrar) must be submitted for notification and the attorney must state that the attorney has not received notice of revocation of the power.

In the case of joint transferors or transferees, all must sign.

Where this form of transfer is executed by a corporation it must be executed under its common seal in accordance with its articles of association, charter, enabling statute or other constituent document or pursuant to a power of attorney. In each such case, the original of the relevant document (or a copy certified as true and complete to the satisfaction of the Registrar) must accompany this form of transfer. If signed by an attorney the power or certified copy must be submitted for notification and the attorney must state that the attorney has not received notice of revocation of the power.

Trustees must sign personally (or, if the trustee is a corporation, in the manner designated in the previous paragraph) in accordance with the relevant authority, the original of which authority (or a copy certified as true and complete to the satisfaction of the Registrar) must accompany this form of transfer. This form of transfer must be completed in the name(s) of the trustee(s) and not in the name of the trust.

INSCRIPTION

No notice of any trust, express, implied or constructive will be received by the Issuer or entered in the Register or other records kept by the Issuer. Notes will not be inscribed in the names of executors, administrators or trustees as such but in their individual names without reference to trusteeship.

BOOKS CLOSE CONDITIONS

All payments under an MTN will be made to the Noteholder who is shown in the Register in relation to that MTN as at the close of business 7 Business Days prior to the date such payment is due.

This form of transfer and accompanying documents may be lodged at the office of the Registrar at:

Computershare Registry Services Pty Limited
Level 12
565 Bourke Street
MELBOURNE VIC 3000
Telephone: (03) 9611 5711
Facsimile: (03) 9611 5710

Computershare Registry Services Pty Limited
Level 3
60 Carrington Street
SYDNEY NSW 2000
Telephone: (02) 8234 5000
Facsimile: (02) 8234 5050

Computershare Registry Services Pty Limited
C/- Ernst & Young,
Level 6
54 Marcus Clarke Street
CANBERRA ACT 2601
Telephone: (02) 6247 3888
Facsimile: (02) 6257 2648

Computershare Registry Services Pty Limited
Level 36
Central Park
152-158 St Georges Terrace
PERTH WA 6000
Telephone: (08) 9322 1866
Facsimile: (08) 9322 7620

Computershare Registry Services Pty Limited
Level 32
Central Plaza One
345 Queen Street
BRISBANE QLD 4000
Telephone: (07) 3233 9653
Facsimile: (07) 3229 9860

Computershare Registry Services Pty Limited
Level 11
115 Grenfell Street
ADELAIDE SA 5000
Telephone: (08) 8237 5300
Facsimile: (08) 8237 5305

Computershare Registry Services Pty Limited
C/- Wise Lord & Ferguson
Level 4
111 Macquarie Street
HOBART TAS 7000
Telephone: (03) 6223 6155
Facsimile: (03) 6223 8993

Computershare Registry Services Pty Limited
C/- Ernst & Young
Level 2
9-11 Cavanagh Street
DARWIN NT 0800
Telephone: (08) 8943 4200
Facsimile: (08) 8943 4290

SCHEDULE 5

NOTEHOLDERS' MEETINGS

(clause 13.3)

1. Convening

Each of the Issuer, GPT or any one or more Noteholders entitled to receive in aggregate not less than 10% in Principal Amount of Outstanding Notes for the time being may convene a meeting (which includes, if there is only one Noteholder of a Series, the attendance of that person at the place at the time specified pursuant to this Schedule 5) of Noteholders or, if appropriate, a meeting of Noteholders of one or more particular Series.

2. Notice

(a) At least 15 Business Days notice (exclusive of the day on which the notice is given and of the day on which the meeting is held) specifying the day, time and place of meeting must be given to each other party and to each Noteholder by the convener of the meeting in accordance with clause 10 of this Deed. The notice will also specify the nature of the resolutions to be proposed.

(b) Voting certificates may be obtained from and proxy forms given to the Registrar not later than 5 Business Days before the time fixed for the meeting.

3. Short notice

Notwithstanding that:

(a) a meeting is called by shorter notice than that specified in clause 2 or 4(c) of this Schedule 5; or

(b) a meeting or details thereof are not notified, advised or approved in accordance with clauses 1 and 2 of this Schedule 5.

it will be deemed to be duly called if that is agreed to by Noteholders representing a quorum.

The non-receipt of notice by any Noteholder does not invalidate the proceedings at any meeting or any resolution passed in writing.

4. Quorum

(a) At any meeting any one or more persons present in person holding voting certificates or being proxies and being entitled to receive or representing in the aggregate not less than

10% in Principal Amount of Outstanding Notes for the time being will (except for the purpose of passing an extraordinary resolution) form a quorum for the transaction of business. No business (other than the choosing of a chairman) will be transacted at any meeting unless the requisite quorum is present at the commencement of business. The quorum at any such meeting for passing an extraordinary resolution will (subject as provided below) be one or more persons present in person holding voting certificates or being proxies and being entitled to receive or representing in the aggregate not less than 50% in Principal Amount of Outstanding Notes for the time being.

(b) If within 30 minutes from the time fixed for any meeting a quorum is not present, the meeting will, if convened by Noteholders, be dissolved. In any other case it will stand adjourned for such period, not being less than 14 days nor more than 42 days, and to such place, as may be decided by the chairman nominated pursuant to clause 5 of this Schedule 5. At such adjourned meetings one or more persons present in person holding voting certificates or being proxies (whatever the Principal Amount of the entitlement or represented) will form a quorum and may pass a resolution and decide upon all matters which could properly have been dealt with at the meeting from which the adjournment took place had a quorum been present at such meeting. At any adjourned meeting at which is to be proposed an extraordinary resolution the quorum will be one or more persons present holding voting certificates or being proxies and being entitled to receive or representing in the aggregate not less than 25% in Principal Amount of Outstanding Notes for the time being.

(c) At least 10 days' notice of any meeting adjourned through want of a quorum will be given in the same manner as for an original meeting and that notice will state the quorum required at such adjourned meeting. It will not, however, otherwise be necessary to give any notice of an adjourned meeting.

5. Chairman

The person (who may, but need not, be a Noteholder) nominated in writing by the Manager will take the chair at every meeting but if no such nomination is made or if at any meeting the person nominated is not present within 15 minutes after the time fixed for the meeting, the Noteholders present will choose one of their number to be chairman, failing which the Issuer may appoint a chairman. The chairman of an adjourned meeting need not be the same person as was chairman of the original meeting.

6. Adjournment

The chairman may with the consent of (and must if directed by) any meeting adjourn a meeting from time to time and from place to place but no business will be transacted at any adjourned meeting except business which might properly have been transacted at the meeting from which the adjournment took place.

7. Right to attend and speak

No person is entitled to attend and speak at any meeting other than the Noteholders, the Issuer, GPT, the Registrar and the Manager or any director, officer or solicitor or any other person authorised by any of the above to do so.

8. Proxies

(a) The instrument appointing a proxy must be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a company, either under its seal or under the hand of an officer or attorney so authorised.

(b) A person appointed to act as a proxy need not be a Noteholder. A holder of a proxy has the right to speak at the meeting.

(c) Not less than 5 Business Days (or such other shorter period as the Registrar may agree and as specified in the notice convening the meeting) before the time appointed for holding the meeting or adjourned meeting or for the taking of a poll at which the person named in the instrument proposes to vote, the instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a copy of such power or authority certified in such manner as the Registrar may require will be:

(i) deposited at such place as the Registrar or the Issuer with the approval of the Registrar may direct, and as set out in the notice convening the meeting; or

(ii) if no such place is appointed, sent to the Registrar at the address of the Registrar set out in clause 10.1(a)(iii) of this Deed (or otherwise specified for the purposes of that clause).

Except as set out below, if a proxy is not deposited at the place and in the time specified, the instrument of proxy will not be treated as valid. The Registrar may in its absolute discretion accept as valid any instrument of proxy, notwithstanding that such instrument or any power of attorney or other authority is received or produced at a place other than that specified above or out of time.

(d) An instrument of proxy may be in any usual or common form or in such other form as the Registrar may approve and may make provision for directions to be given by the grantor to vote in favour of or against any proposed resolution.

(e) A proxy whether in usual or common form or not will, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting as for the meeting to which it relates and need not be witnessed.

(f) An instrument of proxy in favour of:

(i) an officer of the Registrar or of any other entity; or

(ii) the chairman of any meeting (howsoever expressed),

is valid and effectual as though it were in favour of a named person and will, in the case of subparagraph (i), constitute the person holding the office or anyone acting in that office and, in the case of subparagraph (ii), constitute the person who chairs the meeting for which the proxy is used (whether on adjournment or not), the lawful proxy of the appointor.

9. Voting procedure and polls

(a) A resolution put to the vote at a meeting will be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman or the Registrar or any representative of the Registrar or by the Issuer, GPT or by any Noteholder or Noteholders entitled to vote at that meeting. Unless a poll is so demanded, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost is conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution. A resolution will be passed by a simple majority of persons present in person or by proxy while an extraordinary resolution will only be passed by a 75% majority of persons present in person or by proxy.

(b) If a poll is duly demanded, it will be taken in such manner as the chairman may direct, and the result of the poll will be deemed to be the resolution of the meeting at which the poll was demanded. On a poll, each Noteholder or proxy present will have one vote for each $1 in Principal Amount of the Notes registered in the name of the Noteholder or the grantor of the proxy, as the case may be.

(c) A poll demanded on the election of a chairman or on a question of adjournment must be taken forthwith. A poll demanded on any other question must be taken, either immediately or at such time (not being more than 30 days from the date of the meeting) and place as the chairman may direct. No notice need be given of a poll not taken immediately.

(d) The demand for a poll will not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded.

(e) On a poll, a person entitled to more than one vote need not use all the votes to which that person is entitled or cast all the votes that person uses in the same way.

(f) A vote given in accordance with the terms of an instrument of proxy or power of attorney or other form of appointment is valid, notwithstanding the previous death, insanity or (in the case of a company) receivership or liquidation of the principal or revocation of the proxy or power of attorney or other form of appointment or of the authority under which the proxy was executed, provided that no intimation in writing of such death, insanity, liquidation or revocation is received by the Registrar at its address set out in clause 10.1(a)(iii) of this Deed (or otherwise specified for the purposes of that clause) 48 hours or more before the commencement of the meeting or adjourned meeting at which the proxy is used.

10. Extraordinary resolutions

Subject to clause 11 of this Schedule 5 the Noteholders have the following powers exerciseable by extraordinary resolution:

(a) power to sanction any release, modification, waiver, variation, moratorium or compromise or any arrangement in respect of the rights of Noteholders against the Issuer or against its assets howsoever such rights arise;

(b) power to assent to any modification or addition to the provisions contained in this Deed by the Issuer; and

(c) power to give any sanction, assent, release or waiver of any breach or default by the Issuer under any of the provisions of this Deed or any Event of Default.

11. Resolutions binding

Subject to this clause, a resolution (whether passed at a meeting duly convened or held in accordance with this Schedule 5 or passed in writing in accordance with clause 13 of this Schedule 5) will be binding upon all Noteholders and such Noteholders and the Registrar will be bound to give effect thereto, provided that:

(a) a resolution of Noteholders which affects Noteholders of a particular Series only, as opposed to the rights of Noteholders generally, is not binding on the Noteholders of that particular Series unless the Noteholders of that particular Series have agreed to be bound thereby in a meeting at which clause 4 of this Schedule 5 applies as if the Series owned by those Noteholders were the only Notes;

(b) a resolution of Noteholders which affects more than one Series but which does not give rise to a conflict of interest between the Noteholders of any of the Series affected is not binding on the Noteholders of those Series unless the Noteholders of those Series have agreed to be bound thereby in a meeting at which clause 4 of this Schedule 5 applies as if the aggregate of those Series owned by those Noteholders were the only Notes;

(c) a resolution of Noteholders which affects more than one Series and which gives or may give rise to a conflict of interest between the Noteholders of any of the Series so affected is not binding on the Noteholders of those Series unless the Noteholders of each such Series have agreed to be bound thereby in meetings at each of which clause 4 of this Schedule 5 applies as if one of those Series owned by those Noteholders were the only Notes;

(d) a resolution of all Noteholders or of Noteholders of a Series which affects a particular Noteholder only, rather than the rights of all Noteholders of that Series generally, will not be binding on that Noteholder unless that Noteholder has agreed to be bound thereby; and

(e) no extraordinary resolution which purports to have any of the following effects upon any Note owned by a Noteholder is valid unless agreed to by that Noteholder:

(i) the release of any obligation to pay the Principal Amount, the Redemption Amount or any interest; or

(ii) the alteration of any date upon which any part of the Principal Amount, the Redemption Amount or any interest is payable.

12. Minutes to be kept

Minutes of all resolutions and proceedings at every meeting of Noteholders will be made by the Manager or, if the Manager is not present at any meeting, by some person appointed by the chairman of that meeting for that purpose and will be duly entered in books from time to time provided for that purpose by the Manager. Any minutes purporting to be signed by the chairman of the meeting at which the resolutions were passed or the proceedings were conducted, will be prima facie evidence of the matters therein stated, and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes have been made will be deemed to have been duly held and convened and all resolutions passed or proceedings had thereat to be duly passed and had.

13. Passing of resolutions by instrument in writing

Notwithstanding the preceding provisions of this Schedule 5, a resolution of Noteholders (including an extraordinary resolution) may be passed, without any meeting or previous notice being required, by an instrument or instruments in writing which have been signed by Noteholders entitled to receive not less than 50% in Principal Amount of Outstanding Notes for the time being in relation to a resolution and by Noteholders entitled to receive not less than 75% in Principal Amount of Outstanding Notes for the time being in relation to an extraordinary resolution. Any such instrument will be effective upon presentation to the Manager for entry in the records referred to in clause 12 of this Schedule 5.

For the purposes of this clause 13, a resolution passed in writing will not be valid if a copy of the instrument was not provided to each Noteholder entitled to receive the same in sufficient time for that Noteholder to respond. A person recorded in the Register as a Noteholder on the day of despatch of such instrument is entitled to receive the same (unless the proposed resolution does not affect the Series in relation to which that person is a Noteholder). A Noteholder must respond to any such instrument within 7 Business Days of the date of that instrument.

CONFORMED COPY

File No 34819

DATED 26 February 1999

PERPETUAL TRUSTEE COMPANY LIMITED
ACN 000 001 007

AND

GPT MANAGEMENT LIMITED
ACN 000 335 473

AND

COMPUTERSHARE REGISTRY SERVICES PTY LIMITED
ACN 078 279 277

AND

COMMONWEALTH BANK OF AUSTRALIA
ACN 123 123 124

DEED OF TERMS AND CONDITIONS

L E Taylor
Solicitor
10th Floor, Bank House
309 George Street
SYDNEY NSW 2000

Telephone: (02) 9378 4706
Facsimile: (02) 9378 4792
DX 1440 Sydney

SC176128

CLAUSE **TITLE** **PAGE**

Reference: ANI 1501544

CONTENTS

CLAUSE **TITLE** **PAGE**

SUPPLEMENTAL INFORMATION MEMORANDUM

GPT

GENERAL PROPERTY TRUST

GENERAL PROPERTY TRUST

SHORT TERM & MEDIUM TERM NOTE PROGRAMME

ISSUER

GPT MANAGEMENT LIMITED

(ABN 94 000 335 473)

AS RESPONSIBLE ENTITY OF THE GENERAL PROPERTY TRUST

November 2003

ARRANGER AND MANAGER

COMMONWEALTH BANK

SHORT TERM NOTE DEALERS

MEDIUM TERM NOTE DEALERS

Important Notice

This Supplemental Information Memorandum is prepared in connection with the Short and Medium Term Note Programme for The General Property Trust and is supplemental to the Information Memorandum dated February 2002 ("**Information Memorandum**").

The General Property Trust ("Trust") was established under a Trust Deed dated 27 November 1970 in respect of which GPT Management Limited (ACN 000 335 473) acting in its capacity as responsible entity of the General Property Trust ("Issuer" or "Responsible Entity") is the responsible entity.

This document should be read in conjunction with the Information Memorandum. Terms defined in the Information Memorandum have the same meaning when used in this Supplemental Information Memorandum.

The distribution of this Supplemental Information Memorandum and the offering of STNs and MTNs may be restricted by law in certain jurisdictions. Persons into whose possession this Supplemental Information Memorandum comes are required to inform themselves about and to observe any such restrictions.

This Supplemental Information Memorandum does not constitute an issue of, an offer of, or an invitation by or on behalf of, the Issuer to subscribe for, or purchase any STNs or MTNs.

Amendments and Variation to the Information Memorandum

1 Front Page

The front page is amended by deleting the words "A$2,000,000,000".

2 Section A Important Notice

The last line of Paragraph 1 on page 2 of the Information Memorandum is amended by:

(a) deleting the words:

"The MTNs and STNs (together the "Notes") may be issued up to a maximum aggregate amount of A$2,000,000,000."

(b) adding at the end the words:

"An unlimited amount of MTNs and STNs (together the "Notes") may be issued under the Programme."

3 Section C Programme Summary

(a) The Section headed "STN Dealers" on page 12 of the Information Memorandum is amended to read as follows:

"Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Commonwealth Bank of Australia ABN 48 123 123 124

Macquarie Bank Limited ABN 46 008 583 542

National Australia Bank Limited ABN 12 004 044 937"

(b) The Section headed "MTN Dealers" on page 12 of the Information Memorandum is amended to read as follows:

"Commonwealth Bank of Australia ABN 48 123 123 124

Macquarie Bank Limited ABN 46 008 583 542

Merrill Lynch International (Australia) Limited ABN 31 002 892 846

Westpac Banking Corporation ABN 33 007 457 141"

(c) The section headed "Programme Amount" on page 12 of the Information Memorandum is deleted.

Address and Contact Details

Issuer:	**GPT Management Limited** Level 14, Tower Building Australia Square Sydney NSW 2000 Attention: Chief Financial Officer Facsimile: (02) 9236 6020
Arranger & Programme Manager:	**Commonwealth Bank of Australia** Level 4, Cnr Pitt Street and Martin Place Sydney NSW 1155 Attention: Senior Manager, Primary Markets Telephone: (02) 9312 0758 Facsimile: (02) 9312 0213
STN Dealers:	**Australia and New Zealand Banking Group Limited** Level 2, 20 Martin Place Sydney NSW 2000 Attention: Corporate Dealer Telephone: (02) 9227 1033 Facsimile: (02) 9227 1150 **Commonwealth Bank of Australia** Level 4, Cnr Pitt Street and Martin Place Sydney NSW 1155 Attention: Manager, Interest Rate Products Telephone: (02) 9221 4099 Facsimile: (02) 9312 0377 **Macquarie Bank Limited** Level 1 No.1 Martin Place Sydney NSW 2000 Attention: Head of Debt Finance Telephone: (02) 8232 3333 Facsimile: (02) 8323 8344 **National Australia Bank Limited** Level 27, 255 George Street Sydney NSW 2000 Attention: Head of Primary Markets Telephone: (02) 9237 1558 Facsimile: (02) 9237 1660
MTN Dealers:	**Commonwealth Bank of Australia**

Level 4, Cnr Pitt Street and Martin Place
Sydney NSW 1155

Attention: Head of Investor Sales, Interest Rate Project
Telephone: (02) 9235 0122
Facsimile: (02) 9312 0310

Macquarie Bank Limited
Level 1
No.1 Martin Place
Sydney NSW 2000

Attention: Head of Debt Finance
Telephone: (02) 8232 3333
Facsimile: (02) 8323 8344

Merrill Lynch International (Australia) Limited
Level 52, MLC Centre
19-29 Martin Place
Sydney NSW 2000

Attention: Head of Debt Syndicate
Telephone: (02) 9225 6928
Facsimile: (02) 9225 6600

Westpac Banking Corporation
Level 5, 255 Elizabeth Street
Sydney NSW 2000

Attention: Associate Director, Capital Markets
Telephone: (02) 9284 8534
Facsimile: (02) 9284 8270

Registrar:

Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000

Attention: Fixed Interest Manager
Telephone: (02) 8234 5080
Facsimile: (02) 8234 5050

Company - GPT RE Limited
File No 34819

INFORMATION MEMORANDUM

GPT

GENERAL PROPERTY TRUST

A$2,000,000,000
SHORT TERM & MEDIUM TERM NOTE PROGRAMME

ISSUER

GPT MANAGEMENT LIMITED

ABN 94 000 335 473

AS RESPONSIBLE ENTITY OF THE GENERAL PROPERTY TRUST

FEBRUARY 2002

ARRANGER AND MANAGER

Commonwealth Bank



SHORT TERM NOTE DEALERS
Australia and New Zealand Banking Group Limited
Commonwealth Bank of Australia
Macquarie Bank Limited
National Australia Bank Limited

MEDIUM TERM NOTE DEALERS
Commonwealth Bank of Australia
Macquarie Bank Limited
Merrill Lynch International (Australia) Limited
Westpac Banking Corporation

CONTENTS

A. IMPORTANT NOTICE

This Information Memorandum relates solely to a Medium Term Note and Short Term Note Programme ("Programme") for the General Property Trust established under a trust deed dated 27 November 1970 ("Trust Deed") of which GPT Management Limited (ABN 94 000 335 473) is Responsible Entity ("Issuer" or "Responsible Entity"). Medium Term Notes ("MTNs") and Short Term Notes ("STNs") are constituted under a deed poll dated 26 February 1999 (as amended from time to time)("Deed of Terms and Conditions") between the Issuer, Computershare Investor Services Pty Limited (formerly Computershare Registry Services Pty Limited) ("Registrar") and Commonwealth Bank of Australia ("Arranger" and "Manager"). The MTNs and STNs (together the "Notes") may be issued up to a maximum aggregate amount of A$2,000,000,000.

This Information Memorandum should be read in conjunction with the information incorporated by reference together with any additional information distributed with this Information Memorandum and any further information, which is (in each case) authorised in writing by the Issuer to supplement or update that information (collectively referred to as "Additional Information"). In this Information Memorandum the Additional Information and this Information Memorandum are collectively referred to as "this Memorandum".

This Memorandum has been approved by the Responsible Entity which has provided the information contained in it.

The information in this Information Memorandum and any Additional Information has been prepared and is correct as of its respective Effective Date (as defined below). The delivery at any time after the Effective Date of this Memorandum or any part of this Memorandum does not imply that the information contained in this Memorandum or that part of this Memorandum is correct at any time subsequent to that Effective Date. Accordingly, neither the delivery of this Memorandum (or any part thereof) nor any offer or sale of Notes implies or should be relied upon as a representation or warranty that:

- there has been no change since the relevant Effective Date in the affairs or financial condition of the General Property Trust or any other person or entity referred to in this Memorandum; or
- the information contained in this Memorandum or any part thereof remains correct at any time after its respective Effective Date.

This Memorandum contains only a brief description of certain aspects of the business, operations and activities of General Property Trust. It is not intended to constitute and should not be relied upon as constituting a detailed or complete description or analysis of the business, operations, activities, state of affairs or financial condition of General Property Trust.

This Memorandum is not intended to be and does not constitute an invitation by or on behalf of, or an offer or recommendation by General Property Trust, the Responsible Entity, the Arranger, the Manager or the Dealers (as set out below) (nor their respective shareholders, subsidiaries, related bodies corporate, officers, employees, representatives or advisers) ("Relevant Party") to any person to subscribe for or purchase or to apply for the issue of any Notes, and must not be relied upon by intending subscribers for or purchasers of any Notes. Accordingly, each recipient of this Memorandum and persons contemplating the purchase of Notes should make (and will be deemed to have made) their own decision as to the sufficiency and relevance for their purpose of the information contained in this Memorandum, and their own independent investigation of the financial condition and affairs, and their own appraisal of the creditworthiness of General Property Trust, after taking all appropriate advice from qualified professional persons. Any investment decision should be based on that decision, investigation and appraisal referred to above and not on this Memorandum. Each recipient of this Memorandum and intending purchases of Notes will be taken to have undertaken such assessment, investigation, decision and consultation. Accordingly, no Relevant Party accepts responsibility or any liability for any interpretation, opinion, conclusion, decision or action that may be formed, made or taken as a result of a person reviewing the contents of this Memorandum.

Each recipient of this Memorandum and intending purchasers of Notes should consult their own tax advisers concerning the application of any tax laws applicable to their particular situation.

No Relevant Party undertakes for the benefit of any holder of a Note to review at any time the financial conditions or affairs of General Property Trust or any other person or entity or to advise any holder of a Note of any information coming to its attention with respect to General Property Trust or any other person.

The Arranger has reviewed and authorised the description of the Programme contained in the section entitled "PROGRAMME SUMMARY" in this Information Memorandum. No other information contained in this Memorandum has been independently verified by the Arranger. The Arranger, the Manager, each Dealer and the Registrar have each confirmed that their respective descriptions and address and contact details set out in this Information Memorandum are correct as at the date of this Information Memorandum. No representation, warranty or undertaking is made or may be implied and no responsibility or liability is accepted by the Arranger, the Manager, any Dealer or the Registrar to or for the origin, accuracy, completeness or distribution of, or any errors or omissions from this Memorandum whether arising out of negligence or otherwise (other than respectively for the abovementioned section or details, as the case may be, in this Information Memorandum).

Also, the Arranger, the Manager and each Dealer acts solely through a separate division in the context of this Memorandum and the Programme, without reference to any of its or its subsidiaries' of any matters within the knowledge of such personnel or operations relating to General Property Trust or the Programme.

No person is authorised to give any information or to make any representation which is not contained in this Memorandum and any information or representation not contained in this Memorandum must not be relied upon as having been authorised by or on behalf any Relevant Party.

No Relevant Party stands behind or guarantees the success or the performance of General Property Trust, the repayment of principal on the Notes, the payment of interest or any rate of return on the Notes or other payments on the Notes or makes any statement (including but not limited to any representations) in respect of such matters or otherwise and such parties are in no way liable to any person in any such respect except as provided in the Deed of Terms and Conditions dated 26 February 1999 (as amended from time to time).

This Memorandum has not been lodged with the Australian Securities and Investments Commission. Each:

- offer of a Note for issue, or invitation for applications for the issue of a Note; or

- offer of a Note for sale, or invitation for offers to purchase a Note,

is intended to be an offer or invitation which does not need disclosure to investors under Chapter 6D of the Corporations Act pursuant to section 708 of the Corporations Act.

The distribution and use of this Memorandum and the offering or sales of Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Memorandum comes must inform themselves about and observe all restrictions. Nothing in this Memorandum is to be construed as authorising distribution of this Memorandum or the offer or sale of Notes in any jurisdiction other than the Commonwealth of Australia, and no Relevant Party accepts any liability in that regard.

No person may (directly or indirectly) offer for subscription or purchase or issue invitations to subscribe for, or purchase the Notes, nor distribute this Memorandum in the Commonwealth of Australia, its territories or possessions or to any resident of Australia, except in accordance with the Corporations Act, the Corporations Regulations and any other applicable laws.

In this Important Notice, "Effective Date" means in relation to:

- this Information Memorandum, 22 February 2002; and

- any Additional Information or other item of information which is to be read in conjunction with this Information Memorandum, the date indicated on the face of the item of information as being the date of its release, or the date to which it relates, as the case may be.

The Arranger, the Manager, each Dealer and the Registrar discloses that it, its respective subsidiaries, directors and employees:

- may have pecuniary or other interests in the Notes; and
- will receive fees, brokerage and commissions and may act as principal in any dealing in the Notes.

This Information Memorandum has been prepared on a confidential basis for distribution only to professional investors whose ordinary business includes the buying or selling of securities such as the STNs and the MTNs. This Information Memorandum is not intended for and should not be distributed to any other person.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are incorporated by reference in, and form part of, this Memorandum:

- the most recently published annual and semi-annual reports including the consolidated financial statements (as defined in the Corporations Act) and notes of General Property Trust from time to time which, as at the date of this Information Memorandum, is the audited annual report of General Property Trust for the year ended 31 December 2001; and
- all announcements to the Australian Stock Exchange made after 30 June 1999; and
- the most recently published Ratings Report of Standard & Poor's (Australia) Pty Limited in respect of General Property Trust as amended from time to time;
- the Deed of Terms and Conditions dated 26 February 1999 (as amended from time to time); and
- supplements to this Memorandum as prepared by the Issuer from time to time.

Any statement contained in this Memorandum or any of the documents incorporated by reference in, and forming part of this Memorandum, is modified or superseded for the purposes of this Memorandum to the extent that any document subsequently incorporated by reference modifies or supersedes such statement and without limiting the foregoing, the section of the Memorandum under the heading "CORPORATE PROFILE" is superseded in its entirety by the most recently published reports (including any annual financial statements and notes or half yearly financial statements and notes) of General Property Trust and all announcements to the Australian Stock Exchange made after the date of this Memorandum which are subsequently incorporated by reference. The documents incorporated by reference are paramount and this memorandum is qualified in its entirety by them. In the case of any inconsistency and ambiguity between any information in this Memorandum and any provision, statement or information in the document incorporated by reference, the provision, statement or information in the document incorporated by reference shall prevail.

B. CORPORATE PROFILE

KEY FEATURES OF GENERAL PROPERTY TRUST

- General Property Trust was established in 1970 and is the largest diversified listed property trust in Australia.
- The principal investments of the trust are investment grade properties providing secure income with the opportunity for capital growth over a period of years.
- The trust's property investments consist of retail, office, tourism and industrial assets located across Australia.
- The life of the trust is limited by the usual perpetuity period of 80 years. The Responsible Entity may extend this period with the approval of unitholders.

SUMMARY FINANCIAL POSITION OF THE TRUST

Refer to the most recently published annual and semi-annual reports including the consolidated financial statements (as defined in the Corporations Act) and notes of General Property Trust from time to time which, as at the date of this Information Memorandum, is the audited annual report of General Property Trust for the year ended 31 December 2001.

THE TRUST'S PORTFOLIO

It should be noted that all properties described below are 100% owned by GPT or its subsidiaries or other controlled entities unless stated to the contrary.

BANKSTOWN SQUARE (50% GPT owned)

Located in Sydney's south-west, the centre, which was built in 1966, has been expanded and remixed throughout its long history to continue to deliver a unique retail offer. The centre is situated in a densely populated trade area that continues to grow and has higher than average home ownership levels.

CARLINGFORD COURT

Carlingford Court is located approximately 20 kilometres north-west of the Sydney CBD. This centre has a loyal customer base in a high income area. The centre continues to perform well since the major refurbishment was completed in December 2000. Customers have embraced the quality fresh food and supermarket offer, health club and expanded range of shops in a convenient centre with a strong social and neighbourhood feel.

CASUARINA SQUARE
(including Monterey House)

Casuarina Square is the premier shopping destination of Darwin and the Northern Territory, and is one of the most productive centres in Australia. The popularity of the centre is evidenced by the fact that the average number of visits per week is greater than twice the population of Darwin. The centre has undergone four redevelopments since it was purchased by the Trust, the latest, completed in December 1998, adding a seven-screen cinema complex which provides a powerful entertainment component to complement the centre's extensive offer.

CHARLESTOWN SQUARE

Charlestown Square, located in the Newcastle region of NSW, is one of the most productive regional centres in Australia. The centre has undergone three stages of development, with the third stage being completed in 1996. The unique offer of Charlestown Square includes the only Grace Bros department store in the Hunter region.

CHIRNSIDE PARK

Chirnside Park is a subregional shopping centre situated in Chirnside Park, north-east of Melbourne. A redevelopment of the centre was completed in 1999. The centre, which incorporates two discount department stores and three full-line supermarkets, provides the best convenience offer in the north-eastern region of Melbourne. Construction of an 8-screen cinema complex and 8 pad site retail outlets was completed in June 2001.

DANDENONG PLAZA

Located in south-east Melbourne, Dandenong Plaza was officially opened in July 1995 following its redevelopment which began in 1993. Kmart was added to the centre in 1997, enhancing a broad offering of major retailers which includes a 10-screen cinema complex.
A reformulation was completed in April 2001, which included the introduction of Best & Less, Rebel Sport, Michael Hill Jeweller Superstore, Old Garage, Pumpkin Patch and specialty remixing.

ERINA FAIR (50% GPT owned)

Located on the NSW Central Coast near Gosford, Erina Fair is situated in one of the fastest growing regions in Australia. Erina Fair is one of Australia's most productive large retail centres. The centre's innovative campus style includes a bulk retail precinct and an eight-screen cinema complex. A major expansion of the centre is currently under way and will consolidate the centre's position as the leading retail and leisure destination on the Central Coast.

FLOREAT FORUM

Floreat Forum is situated in the suburb of Floreat, approximately six kilometres west of the Perth CBD. Floreat Forum has a strong, loyal customer base from the surrounding affluent suburbs. The centre's focus is on convenience shopping with two supermarkets as major tenants. A major redevelopment has commenced which includes the expansion and refreshing of both supermarkets, specialty remixing, a new council library and an outdoor restaurant precinct.

FORESTWAY SHOPPING CENTRE

Forestway Shopping Centre is a convenience shopping centre situated in the suburb of Frenchs Forest, approximately 15 kilometres north of the Sydney CBD. The centre comprises a Woolworths supermarket and approximately 40 specialty stores. A Development Application was lodged in November 2001 to expand the centre and work is anticipated to commence in the second half of 2002.

MACARTHUR SQUARE (50% GPT owned)

Macarthur Square is located in Campbelltown, 50 kilometres from the Sydney CBD. The centre is the only regional centre in its trade area and enjoys a strong trading position. The population growth in the region and the availability of expansion land indicates the potential of the asset over the long-term. A major extension of the centre was completed in 1996.

PARKMORE SHOPPING CENTRE

Parkmore Shopping Centre is located approximately 30 kilometres south-east of the Melbourne CBD in the suburb of Keysborough . Parkmore is a convenience-based shopping centre with a particularly strong food component And with two supermarkets as major tenants. An international style foodcourt and fresh food market anchor the heart of the centre. Refurbishment work was undertaken in 2001 which included the introduction of Best & Less and specialty shop remixing.

PENRITH PLAZA (owned via Joint Venture Investment Agreement)
(including Riley Square)

Penrith Plaza has one of the highest levels of sales productivity of any regional shopping centre in Australia, servicing Sydney's expanded western suburbs. In the 30 years that GPT has owned the centre, it has been redeveloped twice and is now well positioned to meet the needs of this dynamic region. The centre includes a 10-screen cinema complex adjacent to the foodcourt.

SUNSHINE PLAZA (50% GPT owned via Joint Venture Investment Agreement)
(including Horton Parade & Maroochydore Superstore Plaza)

Located in Maroochydore, Queensland, Sunshine Plaza is situated in one of Australia's fastest growing regions and is one of the most productive regional centres in Australia. The centre's unique Riverwalk area reflects the relaxed outdoor lifestyle of Queensland's Sunshine Coast. A new carpark, and an expanded Coles supermarket were added to the centre in 1999. A major expansion, which will add to the centre's convenience, leisure and lifestyle offer, is currently underway.

WODEN PLAZA
(including Bonner House)

Woden Plaza, owned by GPT since 1986, is the dominant centre in the Woden Valley of Canberra. It is the ACT's most productive regional centre, with a greater turnover per square metre than its competitors. An expansion, including an eight-screen cinema complex, was completed in June 2000 and works have commenced on the introduction of a Dick Smith Powerhouse adjacent to the cinema complex. Bonner House, a small retail and office complex located between Woden Plaza and the centre's two decked car parks was acquired in October 2001. The acquisition broadens the long term opportunities for development of the centre.

WOLLONGONG CENTRAL

Wollongong Central is located in the CBD of Wollongong, Australia's ninth largest city, which is approximately 90 kilometres south of Sydney. The development of a bridge linking Crown Central and the Gateway Shopping Centres, and associated specialty remixing, was completed in June 2000. A health club opened to the public in February 2001.

HOMEMAKER PORTFOLIO

The Homemaker Portfolio consists of 12 Homemaker Centres located in south-east Queensland, Sydney and Melbourne. The assets are valued at over $270 million dollars and have high occupancy levels (currently 99%). Major retail categories represented across the portfolio include Furniture & Homewares (50%), Electrical/White Goods/Computers (11%) and Bedding (10%). Major retailers include Harvey Norman, Freedom Furniture, Dick Smith Powerhouse, Barbeques Galore, IKEA and Forty Winks. The top 10 national retailers in the portfolio account for approximately 40% of the area. Since acquisition, GPT has acquired the Citygate Centre in Brisbane, which is under development.

MELBOURNE CENTRAL

Melbourne Central is a landmark office and retail property in the Melbourne CBD.

Melbourne Central's retail component includes two components over 7 levels and is linked to Melbourne's landmark Myer store. The centre includes over 180 specialty stores.

In September 2001, GPT announced that agreement had been reached with Daimaru to vacate the centre in July 2002. Planning for a significant redevelopment of the centre is being undertaken, with plans due to be finalised in 2002.

Melbourne Central Tower is a 51-level office tower located adjacent to Melbourne Central Retail. Opened in 1991, it is occupied by blue chip tenants, including Arthur Andersen, BP, Ericsson and Telstra, on long-term leases. The complex is serviced by a 1,610 space carpark.

AUSTRALIA SQUARE (50% GPT owned)

One of Sydney's most enduring prime CBD office properties, Australia Square is situated in the heart of the financial district. The complex comprises a 48-level circular Tower and the smaller 13-level Plaza Building. The external Plaza courtyard is a feature of this landmark building.

BRISBANE TRANSIT CENTRE (50% GPT owned)

The Transit Centre is located adjacent to the Brisbane Roma Street railway station and interstate coach terminal. It is a mixed use facility comprising two office towers, a 191-room Holiday Inn Hotel, a car park and several retail areas.

530 COLLINS & 120 KING STREETS, MELBOURNE

530 Collins Street is an imposing 38-level premium grade Melbourne CBD office tower incorporating a large internal atrium and the ASX Investor Centre. 120 King Street is a classic bluestone and brick construction which was built in 1914 and has been upgraded to modern standards.

DARLING PARK (50% GPT owned)

Darling Park is a landmark commercial and retail complex located on Darling Harbour, fronting Cockle Bay. The asset is comprised of two premium-grade office buildings and a retail and entertainment complex, known as Cockle Bay Wharf. The two towers and Cockle Bay Wharf are connected by plazas, galleries, business lounges and conference facilities.

A further 10% interest in Darling Park was acquired by GPT in March 2001.

HSBC CENTRE

Located on the corner of George and Bathurst Streets in Sydney, the HSBC Centre is a striking Art Deco-style tower. The complex includes 33 levels and a retail precinct which is linked by a pedestrian underpass to Town Hall station. The retail precinct includes a Coles Express supermarket and a medical centre.

MLC CENTRE (50% GPT owned)

The MLC Centre is well positioned on Martin Place in the Sydney CBD, adjacent to the major city shopping precinct. The centre comprises a 67 level tower, an extensive retail complex and also incorporates the Theatre Royal. The retail precinct comprises a foodcourt and a strong representation in the international brand label fashion market.

RIVERSIDE CENTRE

The Riverside Centre is one of Brisbane's premium office buildings. Situated on the Brisbane River, the centre comprises a 41-level office tower, retail shops, waterfront restaurants and the adjacent 16-level Black Ink House.

TATTERSALLS BUILDING

The Tattersalls Building at 179 Elizabeth Street is a modern 16-level A-grade property in Sydney which commands harbour views over Hyde Park. The upper floors are stepped back from Elizabeth Street, creating expansive balconies which are an attractive feature of the property.

CITIGROUP CENTRE (50% GPT owned)

The Citigroup Centre at 2 Park Street, Sydney is a landmark premium grade office building located on the corner of George and Park Streets, Sydney. Completed in 2000, the 47 level building has upper levels that command expansive city and harbour views. GPT acquired a 50% interest in this asset in December 2001.

10 & 12 MORT STREET, CANBERRA

10 & 12 Mort Street consists of two adjoining modern A-grade office buildings located in Canberra's CBD. Both properties comprise six upper office levels, ground floor retail and basement car parking. The buildings are leased to the Australian Government until 2006.

MELBOURNE INDUSTRIAL PORTFOLIO

The Melbourne industrial portfolio consists of a portfolio of large office/warehouse buildings on the Citiwest Industrial Estate at Altona North . These properties are all strategically located near major traffic routes. They have been constructed to high quality standards and have flexibility for future uses.

11 GRAND AVENUE, CAMELLIA

11 Grand Avenue, Camellia is a well located site in an established industrial area, well serviced by major road networks. Stage 1 of the development has been leased to Australian Pharmaceutical Industries Ltd (API) and will comprise a new office and warehouse facility of approximately 30,000sq.m. Construction of API's facility commenced in October 2001 and is due for completion in the last quarter of 2002. Pre-lease commitments are being sought for Stage 2 of the development.

2 - 4 HARVEY RD, KINGS PARK

The Kings Park facility comprises 6.5 hectares of industrial land on which a modern warehouse and distribution facility, with associated offices and amenities, has been constructed. The property is located in an established industrial zone in Sydney's northwest, well serviced by road systems and public transport. The facility is leased to Freedom Furniture Limited.

This asset also includes 1.5 hectares of surplus land, purchased on a deferred settlement basis.

15 BERRY STREET, GRANVILLE

15 Berry Street comprises 2.06 hectares of general industrial land in the established industrial area of Granville in Sydney's inner west. The property, constructed in 1994, has a total building area of 9,900 square metres and comprises a modern distribution warehouse and associated offices over two levels.

The property is leased to Mayne Nickless Limited until August 2004.

19 BERRY STREET, GRANVILLE

19 Berry Street comprises 3.8 hectares of general industrial land in the established industrial area of Granville in Sydney's inner west. The property was constructed in 1992 for Mitsubishi Motors Australia Limited and has a total building area of 13,500 square metres comprising a modern distribution warehouse and associated offices.

The site also includes approximately 6,750 square metres of surplus land.

QUAD BUSINESS PARK

Quad 1

Quad 1 is the first of a four stage office park development. The building is located in the Australia Centre in Homebush Bay adjacent to the Sydney Olympic Park and Olympic Park railway station. The area supports a number of high profile users including Eveready Australia, Samsung, Agfa and the Orlando Wyndam group. Quad 1, which was completed in September 2000 and is fully leased to Dairy Farmers, comprises 4,800sq.m of office space over three levels, with large efficient floor plates, A grade building services, excellent parking and city views.

Quad 2

Quad 2 is the second stage of the Quad Business Park and is being developed as a joint venture with Lend Lease Development. The building is currently under construction and will comprise 5,200sq.m of office space over three levels on completion in March 2002.

AYERS ROCK RESORT

Ayers Rock Resort was the Trust's first major investment in the tourism property sector. The Resort is unique due to its extraordinary location adjacent to the world heritage listed Uluru-Kata Tjuta National Park and some 18 kilometres north-west of Uluru. It is the only resort within several hundred kilometres of this tourism icon.

The Resort, located on 94 square kilometres of freehold land, provides a complete range of tourist accommodation from deluxe hotels through to a backpacker lodge and campground facilities. A major refurbishment and expansion program, which includes the construction of 15 Luxury Wilderness Tents is due for completion in mid 2002 and will further diversify the accommodation product offer. The Resort also includes a visitors centre, a shopping square and the Uluru Meeting Place, a well-equipped conference centre with a 300-seat capacity.

Alice Springs Resort, the leasehold interest in Ayers Rock Airport and a loan to Voyages Hotels and Resorts Pty Limited also form part of this asset.

FOUR POINTS by SHERATON HOTEL, SYDNEY

The Four Points by Sheraton Hotel, Sydney is situated in the western precinct of Sydney's CBD overlooking Darling Harbour and is close to a number of key Sydney attractions and the offices of many large corporations. The Hotel is well serviced by most forms of transport, including ferries and the monorail.

The Hotel provides a four star standard of accommodation over 14 levels. Facilities include a restaurant and lobby bar, banquet and meeting facilities, gymnasium, coach parking and separate group check-in facility. The Hotel also incorporates the heritage listed Dundee Arms Pub and 2,843 sqm of retail space within three heritage listed buildings. The hotel is undergoing a major refurbishment which is approximately 60% complete.

An interest in the joint venture company that operates the Hotel, also forms part of this asset. The property is operated as a Four Points by Sheraton Hotel by license with Starwood Hotels & Resorts.

OTHER INVESTMENTS

NATIONAL AUSTRALIA BANK BUILDINGS, DOCKLANDS

On 20 December 2001 GPT exchanged contracts to acquire a site within the Docklands precinct in Melbourne upon which 2 campus style buildings will be constructed. GPT has entered into an Agreement for Lease with National Australia Bank for the entire office component of the buildings, comprising a total of 56,000sqm of lettable space. Construction commenced in November 2001 and completion of the first building is due in mid 2003 and the second in mid 2004. The total value of the complex is expected to be over $206 million on completion.

C. PROGRAMME SUMMARY

The following is a brief summary only of the Programme and the terms and conditions of the STNs and the MTNs. It is not intended to be exhaustive and should be read in conjunction with the rest of this Information Memorandum and, in relation to any STNs or MTNs, in conjunction with the relevant Terms Sheet or Confirmation Notice (each as defined in the Deed of Terms and Conditions) and, to the extent applicable, the Deed of Terms and Conditions.

(i) TERMS COMMON TO BOTH SHORT TERM NOTES & MEDIUM TERM NOTES

Issuer:	GPT Management Limited (ABN 94 000 335473) (as Responsible Entity of the General Property Trust)
Programme:	A combined revolving registered short term note and registered medium term note programme.
Arranger & Manager:	Commonwealth Bank of Australia ABN 48 123 123 124
STN Dealers:	Commonwealth Bank of Australia ABN 48 123 123 124 Macquarie Bank Limited ABN 46 008 583 542 National Australia Bank Limited ABN 12 004 044 937 Australia and New Zealand Banking Group Limited ABN 11 005 357 522
MTN Dealers:	Commonwealth Bank of Australia ABN 48 123 123 124 Westpac Banking Corporation ABN 33 007 457 141 Macquarie Bank Limited ABN 46 008 583 542 Merrill Lynch International (Australia) Limited ABN 31 002 892 846
Registrar:	Computershare Investor Services Pty Limited (ABN 48 078 279 277)
Programme Amount:	$2,000,000,000 or such other amount which may be agreed from time to time between the Issuer and the Manager.
Status:	Notes will be direct, unsubordinated and unsecured obligations of the Issuer, and will rank at least equally with all other unsecured and unsubordinated obligations assumed by the Issuer except liabilities mandatorily preferred by law.
Default:	Events of Default are specified in clause 12.3 of the Deed of Terms and Conditions.
Issuing Procedure:	STNs and MTNs may be issued to Dealers, at the discretion of the Issuer, by any of the following issuance mechanisms: • Competitive bidding or (in the case of STNs only) set yield bidding; and • Unsolicited bids
Governing Law:	The Notes and all related documentation will be governed by the laws of New South Wales.

Term:	The term of the Programme continues until terminated by the Issuer giving 30 days' notice to the Dealers, or earlier by agreement between all the parties to it.
Stamp Duty:	Any stamp duty incurred on the issue of the Notes will be for the account of the Issuer. Any stamp duty incurred on a transfer of Notes will be for the account of the relevant investors. Investors should obtain their own stamp duty advice regarding their acquisition or disposal of any Notes.
Taxes:	Investors should obtain their own taxation advice regarding the taxation status of investing in Notes. All payments under the Notes will be made without set-off, counterclaim, withholding or deduction for taxes or duties of whatever nature, subject to the exceptions described in the clause 8.5 of the Deed of Terms and Conditions. The Issuer will make such withholding or deduction in the circumstances specified in clause 8.5 of the Deed of Terms and Conditions but neither the Issuer nor the Registrar (or anyone making payments on their behalf) will be obliged to make any additional payments to any persons as a consequence of any such deduction or withholding.
Tax File Number and Australian Business Number:	The Issuer will deduct tax from payments of interest on the Notes at the rate required by the Tax Act (as defined in the Deed of Terms and Conditions) if an investor has not supplied an appropriate tax file number or Australian Business Number (where applicable) or exemption details not later than the close of business 7 Business Days (as defined in the Deed of Terms and Conditions) prior to the relevant due date for payment.
Rating:	As at the date of this Information Memorandum, STNs issued under the programme have been rated A-1 and MTNs issued under the Programme have been rated A+ by Standard & Poor's.
Austraclear:	Application will be made for the Notes to be entered in the Austraclear System (as defined in the Deed of Terms and Conditions). Members of Austraclear will be able to settle purchases and sales of interests in Notes entered in the Austraclear System through the Austraclear System in accordance with the Austraclear Regulations. The Issuer will not be responsible for any loss occasioned by the failure of the Austraclear System of the failure of any person (except the Issuer) to perform its obligations under the Austraclear Regulations or otherwise.
Meetings:	Meetings of holders of Notes may be convened to consider any matter affecting their interests in accordance with the procedures set out in the Deed of Terms and Conditions and shall be conducted in accordance with, and have the powers specified in, the Deed of Terms and Conditions.
Limitation of Issuer's Liability	The Issuer enters into the Deed of Terms and Conditions and the Programme Agreement (as defined in the Deed of Terms and Conditions) in its capacity as Responsible Entity of the General Property Trust and in no other capacity. The liability of the Responsible Entity is limited on the terms set out in those documents.

(ii) SHORT TERM NOTES ("STNs")

Instrument:	STNs will be constituted by the Deed of Terms and Conditions and will take the form of entries on a register ("Register") maintained by the Registrar. No certificate or other evidence of title will be issued unless the Issuer determines certificates should be issued or certificates are required by applicable law.
Title:	Entry of the name of a purchaser or transferee in the Register constitutes the obtaining or passing of title and is conclusive evidence that the person so entered is the owner of the STNs. Except as required by law, the Issuer is entitled to deal exclusively with the persons whose names are for the time being entered in the Registrar and will not be bound to recognise or to in any way give effect to any interest whether legal or equitable (including any charge, trust or other equity) affecting any STNs or the interest of the registered owner therein notwithstanding that the Issuer may have actual notice of that interest.
Denominations:	STNs will be issued in denominations of $500,000 and integral multiples of $100,000 unless otherwise agreed between the Issuer and the relevant Dealer.
Tenor:	STNs will be issued with a minimum tenor of 3 business days and maximum tenor of 364 days.
Purchase Price:	The Purchase Price for all STNs to be purchased under this Programme will be calculated in accordance with the formula set out in the Deed of Terms and Conditions. The minimum consideration is $500,000 (disregarding any part of the consideration paid or to be paid out of money lent by the person offering the Notes or an associate of that person) unless the issue otherwise constitutes or results from an offer or invitation which does not need disclosure to investors under Chapter 6D of the Corporations Act pursuant to section 708 of the Corporations Act.
Settlement:	STNs will be available for settlement through the Austraclear System (as defined in the Deed of Terms and Conditions) against payment of the Purchase Price to the Issuer's designated account in the Austraclear System in accordance with the Austraclear Regulations (as defined in the Deed of Terms and Conditions) or otherwise as agreed.
Interest:	STNs will be issued at a discount to the face value. No interest will be payable during the term of the STN or on the maturity date.
Transfer Procedure:	STNs may be transferred in whole but not in part. The Purchase Price for the minimum transferable amount must be no less than $500,000 or when added to the amounts paid by the transferee for other Notes of the same class issued by the Issuer which are held by that transferee, is no less than $500,000 (disregarding any part of the Purchase Price paid or to be paid out of money lent by the person offering the Notes or an associate of that person) or the transfer must be effected in a manner which otherwise constitutes or results from an offer or invitation which does not need disclosure to investors under Chapter 6D of the Corporations Act pursuant to section 708 of the Corporations Act. A transfer takes effect upon the transferee's name being entered in the Register. Interests in STNs which have been entered into the Austraclear System (as defined in the Deed of Terms and Conditions) may be transferred in accordance with the Austraclear Regulations (as defined in the Deed of Terms and Conditions).

Payments on Redemption:	For STNs registered in the name of Austraclear Limited ("Austraclear"), payments will be made in accordance with the Austraclear Regulations (as defined in the Deed of Terms and Conditions). If STNs are not registered in the name of Austraclear, payments under such STNs will be made to the person whose name appears in the Register (as defined in the Deed of Terms and Conditions) as a holder of that STN on the relevant book closing date either: • by A$ cheque payable to the holder of the Note and mailed to the address appearing in the Register of the holder of the Note, or • by electronic transfer to an account in Australia, which account must be specified not less than 7 business days prior to the due date for payment, in accordance with the latest payment instructions of that person. For joint holders, payments will be made to the person whose name appears first in the Register (as defined in the Deed of Terms and Conditions).
Listing:	It is not intended that the STNs will be listed on any stock exchange.

(iii) MEDIUM TERM NOTES ("MTNs")

Instrument:	MTNs will be constituted by the Deed of Terms and Conditions made by the Issuer and will take the form of entries on a register ("Register") maintained by the Registrar. No certificate or other evidence of title will be issued unless the Issuer determines certificates should be issued or certificates are required by any applicable law. MTNs may be issued as Amortised Notes, Fixed Rate Notes, Floating rate Notes, Indexed Notes, Structured Notes, Zero Coupon Notes or a combination of any of these, as set out in the relevant Terms Sheet (each as defined in the Deed of Terms and Conditions).
Title:	Entry of the name of a purchaser or transferee in the Register constitutes the obtaining or passing of title and is conclusive evidence that the person so entered is the owner of the MTNs. Except as required by law, the Issuer is entitled to deal exclusively with the persons whose names are for the time being entered in the Registrar and will not be bound to recognise or to in any way give effect to any interest whether legal or equitable (including any charge, trust or other equity) affecting any MTNs or the interest of the registered owner therein notwithstanding that the Issuer may have actual notice of that interest.
Denominations:	MTNs will be issued in denominations of $500,000 and integral multiples of $100,000 unless otherwise agreed between the Issuer and the relevant Dealer.
Tenor:	As specified in the relevant Terms Sheet, but not less than 365 days.
Issue Price:	MTNs may be issued at par, or at a discount or premium to their principle amount as specified in the relevant Terms Sheet. The minimum consideration is $500,000 (disregarding any part of the consideration paid or to be paid out of money lent by the person offering the Notes or an associate of that person) unless the issue otherwise constitutes or results from an offer or invitation which does not need disclosure to investors under Chapter 6D of the Corporations Act pursuant to section 708 of the Corporations Act.
Settlement Price:	The Settlement Price for an MTN on its issue date is to be calculated by reference to the Reserve Bank of Australia's "Tender Stock Method" formula or in such other manner as may be set out in the relevant Terms Sheet, in each case expressed to three decimal places.
Interest:	MTNs may be interest bearing or non-interest bearing as set out in the Term Sheet. Interest (if any) may accrue at fixed or variable rate as set out in the Term Sheet.
Interest Payment Dates:	Interest (if any) is payable on the date or dates specified in the relevant Terms Sheet.

Transfer Procedure:	MTNs may be transferred in whole but not in part. The Purchase Price for the minimum transferable amount must be no less than $500,000 or when added to the amounts paid by the transferee for other Notes of the same class issued by the Issuer which are held by that transferee, is no less than $500,000 (disregarding any part of the Purchase Price paid or to be paid out of money lent by the person offering the Notes or an associate of that person) or the transfer must be effected in a manner which otherwise constitutes or results from an offer or invitation which does not need disclosure to investors under Chapter 6D of the Corporations Act pursuant to section 708 of the Corporations Act. A transfer takes effect upon the transferee's name being entered in the Register. Interests in MTNs which have been entered into the Austraclear System (as defined in the Deed of Terms and Conditions) may be transferred in accordance with the Austraclear Regulations (as defined in the Deed of Terms and Conditions).
Payments:	For an MTN registered in the name of Austraclear, payments will be made in accordance with the Austraclear Regulations (as defined in the Deed of Terms and Conditions). If an MTN is not registered in the name of Austraclear, payment of interest and principal under such MTN will be made to the person whose name appears in the Register (as defined in the Deed of Terms and Conditions) as the holder of that MTN on the relevant book closing date either: • by A$ cheque payable to the holder of the Note and mailed to the address appearing in the Register of the holder of the Note; or • by electronic transfer to an account in Australia, which account must be specified not less than 7 business days prior to the due date for payment in accordance with the latest payment instructions of that person. For joint holders, payments will be made to the person whose name appears first in the Register (as defined in the MTN Deed of Terms and Conditions).
Listing:	It is not intended that the MTNs will be listed on any stock exchange.

D. ADDRESS AND CONTACT DETAILS

Issuer:

GPT Management Limited
Level 14, Tower Building
Australia Square
Sydney NSW 2000

Attention: Chief Financial Officer
Facsimile: (02) 9236 6020

Arranger & Programme Manager:

Commonwealth Bank of Australia
Level 4, Cnr Pitt Street & Martin Place
Sydney NSW 1155

Attention: Senior Manager, Primary Markets
Telephone: (02) 9312 0758
Facsimile: (02) 9312 0213

STN Dealers:

Australia and New Zealand Banking Group Limited
Level 14, 530 Collins Street
Melbourne VIC 3000

Attention: Head of Short Dated Securities Distribution
Telephone: (03) 9273 1568
Facsimile: (03) 9273 1857

Macquarie Bank Limited
Level 1
No 1 Martin Place
Sydney NSW 2000

Attention: Head of Debt Finance
Telephone: 02 8232 3333
Facsimile: 02 8232 8344

Commonwealth Bank of Australia
Level 4, Cnr Pitt Street & Martin Place
Sydney NSW 1155

Attention: Manager, Interest Rate Products
Telephone: (02) 9221 4099
Facsimile: (02) 99223 8673

National Australia Bank Limited
Level 27, 255 George St
Sydney NSW 2000

Attention: Head of Primary Markets
Telephone: (02) 9237 1558
Facsimile: (02) 9237 1660

MTN Dealers:

Commonwealth Bank of Australia
Level 4, Cnr Pitt Street & Martin Place
Sydney NSW 1155

Attention: *Head of Investor Sales, Interest Rate Products*
Telephone: *(02) 9235 0122*
Facsimile: *(02) 9312 0310*

Westpac Banking Corporation
Level 5, 255 Elizabeth Street
Sydney NSW 2000

Attention: *Associate Director, Capital Markets*
Telephone: *02* (02) 9284 8534
Facsimile: *02 9284 8270*

Macquarie Bank Limited
Level 1,
No 1 Martin Place
Sydney NSW 2000

Attention: *Head of Debt Finance*
Telephone: *02 8232 3333*
Facsimile: *02 8232 8344*

Merrill Lynch International (Australia) Limited
Level 52, MLC Centre
19-29 Martin Place
Sydney NSW 2000

Attention: *Head of Debt Syndicate*
Telephone: *02 9225 6928*
Facsimile: *02 9225 6600*

Registrar:

Computershare Investor Services Pty. Limited
Level 3, 60 Carrington Street
Sydney NSW 2000

Attention: *Fixed Interest Manager*
Telephone: *(02) 8234 5080*
Facsimile: *(02) 8234 5050*



THE GPT GROUP ANNOUNCES

DEVELOPMENT 818 BOURKE STREET, DOCKLANDS, MELBOURNE

3 July 2006

The GPT Group today announced that it will develop a new building at 818 Bourke Street, adjacent to the Group's National@Docklands buildings. GPT expects to achieve a yield of 7.5% on the cost of approximately $100 million.

The building, which is due to be completed in early 2008, will consist of approximately 21,700 sqm of office space over 6 levels, parking for 175 cars and 165 bicycles and approximately 1,400 sqm of retail space. The building will represent A-grade office space with expansive 3,500 sqm floors, an energy efficient design and northerly water views from each floor.

Ericsson Australia has leased 10,650 sqm, consisting of the top 3 floors of the building for a period of 10 years from completion, providing GPT with a significant pre-commitment over more than half of the office space.

The project is being built at Lend Lease's Victoria Harbour site. Lend Lease will provide design, development management and construction management services to GPT.

Mr Tony Cope, Office Portfolio Manager for GPT said GPT's close relationship with Ericsson at GPT's Melbourne Central gave the Group the opportunity to work with Ericsson to provide a solution to their desire to consolidate their premises in a contemporary campus-style building.

"This is a great project for GPT which builds on our success with the National@Docklands. In addition to adding a quality building to the Portfolio, we have already secured a long term lease for over half the building. Given the attractiveness of the Victoria Harbour precinct to tenants and the high standard of services being delivered we are confident that the remaining space will attract strong interest," Mr Cope said.

Judy Edsall, Director of People and Organisation for Ericsson Australia said bringing all Melbourne based employees together at such a new and dynamic precinct is a great opportunity for Ericsson.

"On waterfront and in close proximity to parks, gardens and public transport, it will be a fantastic environment for all employees and a great place for customers to visit," Ms Edsall said.

Mr Maurice Cococcia, Lend Lease Development Director of Docklands said: "Ericsson's decision to relocate indicates the momentum gathering at Victoria Harbour and adds impetus to our vision for Victoria Harbour as a major commercial and retail location in Melbourne."

ENDS

For further information, please contact:
Tony Cope
Office Portfolio Manager
Ph: (02) 8239 3535
0428 123 040

Donna Byrne
Head of Investor Relations & Corporate Affairs
Ph: (02) 8239 3515
0401 711 542

Attachment: Artist's impression:





The GPT Group

GPT RE Limited
ABN 27 107 426 504
as Responsible Entity of
General Property Trust
AFSL 286511

GPT Management
Holdings Limited
ABN 67 113 510 188

Level 52
MLC Centre
19 Martin Place
Sydney NSW 2000
Australia

T: +61 2 8239 3555
F: +61 2 9225 9318
E: gpt@gpt.com.au
www.gpt.com.au

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)
20 Bridge Street
SYDNEY NSW 2000

By electronic lodgement

GPT Group

29 June 2006

Dear Sir,

Please find attached Appendix 3Y for Nic Lyons following the allotment of securities under the Group's Long Term Incentive Scheme.

Yours faithfully

James A Coyne
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	GPT Group comprising the stapled securities of General Property Trust (Trust) and GPT Management Holdings Limited (GPTMHL)
ABN	58 071 755 609 - Trust 67 113 510 188 - GPTMHL

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nicholas Crispin Lyons
Date of last notice	14 June 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	NA
Date of change	27/06/06
No. of securities held prior to change	50,000
Class	Ordinary
Number acquired	684,116
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.202499 per security
No. of securities held after change	734,116

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Securities acquired on market under GPT's Long Term Incentive Scheme.

Part 2 – Change of director's interests in contracts

Detail of contract	NA
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.


The GPT Group

GPT RE Limited
ABN 27 107 426 504
as Responsible Entity of
General Property Trust
AFSL 286511

GPT Management
Holdings Limited
ABN 67 113 510 188

Level 52
MLC Centre
19 Martin Place
Sydney NSW 2000
Australia

T: +61 2 8239 3555
F: +61 2 9225 9318
E: gpt@gpt.com.au
www.gpt.com.au

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)
20 Bridge Street
SYDNEY NSW 2000

By electronic lodgement

GPT Group

29 June 2006

Dear Sir,

Please find attached Appendix 3Y for Nic Lyons following the allotment of securities under the Group's Long Term Incentive Scheme.

Yours faithfully

James A Coyne
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	GPT Group comprising the stapled securities of General Property Trust (Trust) and GPT Management Holdings Limited (GPTMHL)
ABN	58 071 755 609 - Trust 67 113 510 188 - GPTMHL

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nicholas Crispin Lyons
Date of last notice	14 June 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	NA
Date of change	27/06/06
No. of securities held prior to change	50,000
Class	Ordinary
Number acquired	684,116
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.202499 per security
No. of securities held after change	734,116

+ See chapter 19 for defined terms.

Company - GPT RE Limited
File No 34819

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Securities acquired on market under GPT's Long Term Incentive Scheme.

Part 2 – Change of director's interests in contracts

Detail of contract	NA
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



GPT RE Limited
ABN 27 107 426 504
as Responsible Entity of
General Property Trust
AFSL 286511

GPT Management
Holdings Limited
ABN 67 113 510 188

Level 52
MLC Centre
19 Martin Place
Sydney NSW 2000
Australia

T: +61 2 8239 3555
F: +61 2 9225 9318
E: gpt@gpt.com.au
www.gpt.com.au

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)
20 Bridge Street
SYDNEY NSW 2000

By electronic lodgement

GPT Group

13 June 2006

Dear Sir,

Please find attached Appendix 3Y for each of Eric Goodwin, Ian Martin, Ken Moss and Elizabeth Nosworthy following the allotment of securities under the Group's recent Security Purchase Plan.

Yours faithfully

James A Coyne
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	GPT Group comprising the stapled securities of General Property Trust (Trust) and GPT Management Holdings Limited (GPTMHL)
ABN	58 071 755 609 - Trust 67 113 510 188 - GPTMHL

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Eric John Goodwin
Date of last notice	23-09-05

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	NA
Date of change	08/06/06
No. of securities held prior to change	10,000
Class	Ordinary
Number acquired	1,241
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.03 per security
No. of securities held after change	11,241

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Securities acquired under security purchase plan.

Part 2 – Change of director's interests in contracts

Detail of contract	NA
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	GPT Group comprising the stapled securities of General Property Trust (Trust) and GPT Management Holdings Limited (GPTMHL)
ABN	58 071 755 609 - Trust 67 113 510 188 - GPTMHL

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Geoffrey Ian Martin
Date of last notice	14/06/05

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Limtag Pty Limited - trustee of the Ian Martin Family Trust
Date of change	08/06/06
No. of securities held prior to change	50,000
Class	Ord
Number acquired	1,241
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.03 per security
No. of securities held after change	51, 241
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Securities acquired under security purchase plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	NA
Nature of interest	NA
Name of registered holder (if issued securities)	NA
Date of change	NA
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	NA
Interest acquired	NA
Interest disposed	NA
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	NA
Interest after change	NA

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	GPT Group comprising the stapled securities of General Property Trust (Trust) and GPT Management Holdings Limited (GPTMHL)
ABN	58 071 755 609 - Trust 67 113 510 188 - GPTMHL

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Kenneth John Moss
Date of last notice	14-02-03

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	NA
Date of change	08/06/06
No. of securities held prior to change	25,000
Class	Ordinary
Number acquired	1,241
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.03 per security
No. of securities held after change	26,241
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Securities acquired under security purchase plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	NA
Nature of interest	NA
Name of registered holder (if issued securities)	NA
Date of change	NA
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	NA
Interest acquired	NA
Interest disposed	NA
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	NA
Interest after change	NA

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	GPT Group comprising the stapled securities of General Property Trust (Trust) and GPT Management Holdings Limited (GPTMHL)
ABN	58 071 755 609 - Trust 67 113 510 188 GPTMHL

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Elizabeth Ann Nosworthy
Date of last notice	20/2/03

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	NA
Date of change	08-06-06
No. of securities held prior to change	5,000
Class	Ordinary
Number acquired	1,241
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.03 per stapled security
No. of securities held after change	6,241
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Securities acquired under security purchase plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	NA
Nature of interest	NA
Name of registered holder (if issued securities)	NA
Date of change	NA
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	NA
Interest acquired	NA
Interest disposed	NA
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	NA
Interest after change	NA

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

GPT Group comprising the stapled securities of General Property Trust (GPT) and GPT Management Holdings Limited (GPTMHL)

ABN

GPT 58 071 755 609
GPTMHL 67 113 510 188

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	24,813,896
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The securities rank pari passu with existing ordinary stapled securities

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$4.03
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of fully paid stapled securities pursuant to offers made under a security purchase plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 June

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	2,041,530,506	Fully paid ordinary stapled securities

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	NA	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The securities rank pari passu with all other securities on issue from date of allotment

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	NA
12	Is the issue renounceable or non-renounceable?	NA
13	Ratio in which the +securities will be offered	NA
14	+Class of +securities to which the offer relates	NA
15	+Record date to determine entitlements	NA
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	NA
17	Policy for deciding entitlements in relation to fractions	NA
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	NA
19	Closing date for receipt of acceptances or renunciations	NA

+ See chapter 19 for defined terms.

20	Names of any underwriters	NA
21	Amount of any underwriting fee or commission	NA
22	Names of any brokers to the issue	NA
23	Fee or commission payable to the broker to the issue	NA
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	NA
25	If the issue is contingent on +security holders' approval, the date of the meeting	NA
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	NA
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	NA
28	Date rights trading will begin (if applicable)	NA
29	Date rights trading will end (if applicable)	NA
30	How do +security holders sell their entitlements *in full* through a broker?	NA
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	NA

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	NA
33	+Despatch date	NA

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities NO

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	NA
39	Class of +securities for which quotation is sought	NA
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	NA
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	NA

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
NA	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 8/6/06
(Company Secretary of GPT RE Limited - responsible entity of the General Property Trust and GPT Management Holdings Limited)

Print name: James Coyne

== == == == ==

+ See chapter 19 for defined terms.